Exhibit 99.1

Ability Inc.

(“The Company”)

Semi-Annual Report for the Period ended June 30, 2020

The Company is a “small corporation” as this term is defined in Regulation 5C of the Reporting Regulations. As part of the relief granted to small corporations under the Reporting Regulations, the Company’s Board of Directors decided to adopt all the reliefs approved for small corporations as detailed in the Reporting Regulations, to the extent relevant to the Company, as detailed in the Company’s immediate report published January 1, 2020 (Ref: 2020-01-000600) included in this report by way of reference.

i

Ability Inc.

(“The Company”)

Part A: Board of Directors’ Report on the State of the Company’s Business for the Period ended June 30, 2020

The Company’s Board of Directors is pleased to present the Board of Directors’ Report on the activity of the Company and its subsidiaries (“the Group”) for the six-month period ended June 30, 2020 (“the Reporting Period”), in accordance with Regulation 48 of the Securities Regulations (Periodic and Immediate Reports), 1970 (“the Reporting Regulations”).

The Board of Directors’ Report is limited in scope and is prepared on the assumption that its readers have the 2019 Periodic Report, which was submitted in English in Form 20-F in the United States, and published by the Company on June 15, 2020 (Ref: 2020-01-062304) (“the 2019 Periodic Report”), the contents of which are included in this report by way of reference.

1.	Events and Changes that have Occurred in the Company’s State of Affairs

The following is information regarding significant events and changes that have occurred in the company’s state of affairs in the reporting period:

1.1.	Background

1.1.1.	As detailed in Section 1.3 below, at the end of the trading day of December 27, 2019 (“the date of delisting from the Nasdaq”), the Company’s shares were delisted from trading on the Nasdaq Stock Exchange in the United States. In accordance with the provisions of Section 36(a2) of the Securities Law, 1968 (“the Law”), as of the date of delisting from the Nasdaq, the Company reports in accordance with the reporting format applicable to reporting corporations with respect to its current reports under Chapter F of the Law.

1.1.2.	With regard to the Company’s periodic reports, the Company continued to report in accordance with the provisions of Chapter E3 of the Law, which regulates the reporting obligations of a corporation whose securities are listed for trading on a stock exchange abroad, for six months from the date of delisting from the Nasdaq (“the Transition Period”). At the end of the transition period, on June 26, 2020, the periodic reporting format applicable to reporting corporations, in accordance with the provisions of Chapter F of the Law, applies to the Company. As a result of the transition, the Company has adopted the International Financial Reporting Standards (“IFRS”) as of January 1, 2020. Prior to the adoption of IFRS, the Company prepared its financial statements in accordance with generally accepted accounting principles in the United States (“US GAAP”).

1.1.3.	Therefore, and in accordance with the above, this report is the first periodic report prepared in accordance with Chapter F of the Law and published by the Company after the date of delisting from the Nasdaq. For the convenience of the reader, in Chapter B of this report, a description of the Company and its activity is presented, according to the first addendum to the Securities Regulations (Details of the Prospectus and the Draft prospectus – Structure and Form), 1969, with part of the required disclosure being given by reference to information provided in the 2019 Periodic Report.

1.2.	Concise Description of the Company and its Business

1.2.1.	The Company is a holding company incorporated in the Cayman Islands. The Company operates through subsidiaries that provide advanced solutions for intercepting data communications, geographic location and cyber for various government, military, police and intelligence agencies around the world. On January 15, 2019, the acquisition of Telcostar Pte Ltd. (“Telcostar”) by the Company was completed, which became another subsidiary of the Company. Along with Telcostar, the Company also holds the full capital stock of the companies Ability Computer & Software Industries Ltd. (“ACSI”) and Ability Security Systems Ltd. (“ASM”), and together with ACSI and Telcostar, will hereinafter be referred to as: “the Subsidiaries”.

1.3.	Delisting of the Company’s Shares from the Nasdaq

1.3.1.	On December 29, 2019, the Company announced that its shares had been delisted from trading on the Nasdaq Stock Exchange in the United States at the end of the trading day on December 27, 2019. On January 1, 2020, the Company announced that it is making a transition to reporting according to the provisions of Chapter F of the Law applying to reporting corporations in Israel, with regard to the Company’s immediate reports, while with regard to its periodic reports it will continue to report according to Chapter E3 of the Law for six months from the date of delisting its shares from trading on the Nasdaq in accordance with the provisions of Section 36(a2) of the Law. For additional information, see the Company’s immediate reports dated December 29, 2019 (Ref: 2019-01-114564), and from January 1, 2020 (Ref: 2020-01-000585), which are presented in this report by way of reference.

1.3.2.	The Company’s shares began trading in Tel Aviv on January 12, 2016 in the dual-listing arrangement, due to the listing of the Company’s shares on the Nasdaq Stock Exchange. After their delisting from the Nasdaq, the Company’s shares continue to be traded on the Tel Aviv Stock Exchange (“TASE”) and are listed for trading on a trading platform (non-exchange) called OTC in the OTC Open Market list (“OTC Pink”).

1.3.3.	Therefore, the Company is subject to reporting obligations in accordance with the provisions of US securities law and therefore, in addition to the reporting format according to the provisions of Chapter F of the Law, the Company continues to submit reports to the United States Securities and Exchange Commission (“SEC”). Accordingly, on June 15, 2020, the Company submitted the 2019 Periodic Report in the SEC Reporting Format on Form 20-F.

1.3.4.	The end date of the transition period is June 26, 2020, however, in accordance with Chapter E3 of the Law, the Company is submitting this Board of Directors’ Report for the entire reporting period, including for the transition period. Since this Board of Directors’ Report is part of the first periodic report that the Company is publishing in accordance with Chapter B of the Law, a description of the Company’s business situation for the period of the report will be by way of reference to the disclosure made by the Company in the 2019 Periodic Report.

1.4.	The Corona pandemic

In the first quarter of 2020, the COVID-19 virus began to spread throughout the world (“the Corona epidemic”), which the World Health Organization declared a global pandemic. The outbreak of the Corona pandemic and the uncertainty regarding the rate of its spread, the length of time it will take for the process to return to routine and the instructions and the various actions that countries will take to deal with the pandemic, have led to a global economic crisis, including in Israel. Among other things, as a result of the spread of the pandemic, the Company was forced to reduce expenses and, for a certain period, release a number of employees who are not part of the management on unpaid leave, and at the end of the leave period, some were even dismissed, which affected the Company’s operations.

The overall health and economic consequences of the Corona pandemic are not yet fully clear and there is some ambiguity regarding the continuation of business activity in the economy with the spread of the virus. Because the Company is committed to adapting its activities to government decisions and to the protection measures that will be taken in the future, a slowdown is expected in the Company’s activity and a decline in its revenues. As stated in the Company’s immediate report dated December 3, 2019 (Ref: 2019-02-105963), and which is included in this report by way of reference, the Company entered into agreements for the sale of strategic interception solutions, subject to approval by local authorities and compliance with the conditions for acceptance of the system (Acceptance Tests). The severe restrictions on movement imposed by many countries have hampered the Company’s ability to demonstrate and market its products in general, in addition to completing the system acceptance phase of existing projects. The Company is making every effort to overcome this issue as soon as possible.

According to the Company’s assessment of the impact of the Corona virus on its business operations, as of the date of this Board of Directors’ Report, the Company estimates that in 2021 it will continue to experience difficulties in expanding sales and/or introducing and finishing additional projects, as many governments and security organizations are reconsidering the allocation of their budgets, in a manner that may create a negative and significant impact on the Company’s operations and financial position. At this stage, beyond the above, the Company is unable to estimate the impact of the Corona pandemic on its business activities. For additional information, see the immediate report dated April 28, 2020 (Ref: 2020-01-042351), which is included in this report by way of reference.

The above information regarding the continued effect of the Corona virus and the resulting consequences on the Group’s activities and/or the results of its activities is forward-looking information, as defined by law, and is based on what is known to the Company as of the date of publication of this report. The Company’s assessments as stated may not materialize or be realized differently, among other things, due to factors that are unknown to the Company as of the date of publication of this report and are not under its control, including, among other things, the date when the pandemic will be halted, recurrent outbreaks of the virus, the extent of the virus’ impact on the economy in Israel and in other countries in which the Group is active, re-tightening of the Ministry of Health directives and more, which may lead to restrictions and prohibitions that could harm the Company’s financial results. Such widespread effects, if and to the extent realized, in whole or in part, could significantly affect the Group’s business and its results, and at this stage the Company’s management is unable to assess whether such harm will occur and what its scope will be.

1.1.	Changes in the Company’s officers

On February 26, 2020, a special general meeting of the Company’s shareholders approved the appointments and terms of employment of Ms. Maya Sadrina and Ms. Ayelet Steinberg as external directors of the Company for a period of three years from the date of approval of the meeting. For additional information, see the report on the convening of the meeting and the report on the results of the meeting (Refs, respectively: 2020-01-007944, 2020-01-019827), which are included in this report by way of reference.

On March 11, 2020, Ms. Ayelet Steinberg resigned from her position as an external director of the Company effective immediately. For additional information, see the Company’s immediate report dated March 12, 2020 (Ref: 2020-01-023826), which is presented in this report by way of reference.

On March 15, 2020, the employment of Mr. Avi Levin as the Company’s CFO ended and Mr. Evyatar Cohen replaced him from that date. For additional information, see the Company’s immediate report dated March 15, 2020 (Refs, respectively: 2020-01-024762, 2020-01-024786), which are included in this report by way of reference.

For details regarding the termination of the directors of the Company during the reporting period, see Section 3 below.

1.2.	Legal proceedings update

For details regarding significant legal proceedings to which the Company or any of its subsidiaries is a party, see Note 8.a To the Company’s Condensed Interim Financial Statements as of June 30, 2020, in Chapter C of this report (“the Financial Statements”).

1.3.	Board of Directors Committees

Further to Section 1.2 above, with respect to Ayelet Steinberg’s resignation from her position as external director on March 11, 2020, as of the date of publication of the report, only one external director is serving in the Company. The Company is making every effort to locate and appoint an additional external director, and a director with professional qualifications to serve on the Board of Directors’ committees, as required by law. Until additional directors are appointed as aforesaid, the Company is not able to establish Board committees (Remuneration, Audit and a Committee for Examination of Financial Statements), due to the fact that as of the date of publication of the report, the Company’s Board of Directors does not have directors in a sufficient amount and with the qualifications required under the Companies Law, 1999, for the establishment and membership in these committees.

2.	Explanations of the Board of Directors regarding the State of the Company’s Business, Results of Operations, Capital and Cash Flows:

2.1.	Financial position

This chapter provides an analysis of the Company’s financial position, which includes financial data presented below by way of reference from the financial statements in the chapter entitled “Condensed Consolidated Statements of Financial Position”.

	As of June 30		As of December 31	Explanation of Changes in Financial Position as of June 30, 2020 compared to December 31, 2019
	2020	2019	2019
	Unaudited		Audited
	USD in thousands
Current assets	12,752	18,870	14,922

The decrease is mainly due to:

(a) A decrease in the balance of accounts receivable in the amount of USD 1,950 thousand due to the recording of a provision for a doubtful debt on the full debt of one of the Group’s customers for a number of reasons, including primarily the Corona crisis that has recently harmed the Group and led, among other things, to delays in the collection of this debt; (b) A decrease in the amount of USD 415 thousand in the balance of cash and cash equivalents stemming mostly from use for current operations. This decrease was partially offset by an increase in the amount of USD 161 thousand in the balance of other receivables that stemmed mainly from a prepayment for the insurance policy of directors and officers in the Company.

Non-current assets	1,391	2,026	2,264

The decrease is mainly due to:

(a) Current depreciation and amortizations of property and equipment, intangible assets and the Company’s right-of-use asset in the amount of USD 395 thousand; and (b) A decrease of USD 435 thousand in the balance of the restricted deposit due to withdrawal therefrom. For additional information, see Note 5 to the financial statements.

Current liabilities	21,171	19,878	19,838

The increase is mainly due to:

(a) An increase of USD 387 thousand in the balance of ‘trade payables, accrued expenses and other accounts payable’, which resulted from a delay in payment due to the Company’s cash flow difficulties; (b) An increase of USD 298 thousand and USD 343 thousand in the balance of ‘related parties’ and ‘accrued payroll and other compensation related accruals’, respectively, mainly due to the fact that no remuneration was paid to the significant shareholders from September 2019 until the date of this report; and (c) An increase of USD 222 thousand in the balance of ‘progress payments in excess of accumulated costs with respect to projects’, which was due mainly to a amount received in one of the Company’s projects, offset by amounts recognized in profit or loss during the period.

Non-current liabilities	170	474	242	No significant change.
Shareholders’ equity (deficit)	(7,198)	544	(2,894)	The increase is mainly due to the loss in the period.
Total liabilities and shareholders’ equity (deficit)	14,143	20,896	17,186	The change is due to the above explanations.

2.2.	Results of business activity

This chapter provides an analysis of the Company’s operating results, which includes financial data presented here by way of reference from the financial statements in the chapter entitled “Condensed Consolidated Statements of Profit or Loss”. It should be noted that there is volatility in the Company’s revenues from year to year as a result of new engagements and their realization. The change in revenue does not necessarily indicate a future trend.

	For the Six-Month Period ended June 30		For the Year ended December 31	Explanation of Changes in the Statement of Profit or Loss and Other Comprehensive Income for the 6 months ended June 30, 2020 compared to the Same Period ended June 30, 2019
	2020	2019	2019
	Unaudited		Audited
	USD in thousands
Revenues from sales and services	898	855	1,885	No significant change.
Cost of sales and services	1,487	1,624	3,130	The decrease is mainly due to a decrease of USD 81 thousand in payroll expenses.
Gross loss	(589)	(769)	(1,245)	The change is due to the above explanation
Sales and marketing expenses	589	769	1,508

The decrease is mainly due to:

(a) A decrease of USD 114 thousand in ‘travel expenses abroad’ and ‘participation in exhibitions’ due to the Corona crisis; and (b) A decrease of USD 66 thousand in ‘payroll expenses’.

General and administrative expenses	3,226	2,497	4,819

The increase is due to:

(a) The recording of a provision for a doubtful debt on the full debt of one of the Group’s customers in the amount of USD 1,950 thousand for a number of reasons, including primarily the Corona crisis that has recently harmed the Group and led, among other things, to delays in the collection of this debt. This increase was partially offset in respect of:

(b) A decrease in the amount of USD 1,187 thousand in legal expenses in view of the fact that some of the legal proceedings have recently ended and some are in advanced stages that require less legal assistance; and (c) A reduction in the amount of USD 200 thousand in directors’ remuneration in view of the higher remuneration amounts in 2019 and also in view of the fact that more directors served during 2019.

Operating loss	(4,404)	(4,035)	(7,572)	The change is due to the above explanations
Financing expenses	67	130	233	No significant change.
Comprehensive loss	(4,471)	(4,165)	(7,805)	The change is due to the above explanations

2.3.	Liquidity and sources of financing

This chapter provides an analysis of the Company’s liquidity situation and cash flows from the Company’s operating activities, investing activities and financing activities, which includes financial data presented here by way of reference from the financial statements in the chapter entitled “Condensed Consolidated Statements of Cash Flows”.

	For the Six-Month Period ended June 30		For the Year ended December 31	Explanation of Change (Reference to all Periods Presented)
	2020	2019	2019
	Unaudited		Audited
	USD in thousands
Cash flows used in operating activities	(844)	(5,724)	(8,624)

The cash used in operating activities in the first half of 2020 amounted to USD 844 thousand, which mainly included a comprehensive loss of USD 4,471 thousand, less adjustments to profit and loss items of USD 2,552 thousand (this amount includes the recording of a provision for a doubtful debts in respect of one of the Group’s customers in the amount of USD 1,950 thousand as described above), an increase of USD 387 thousand in the balance of trade payables, accrued expenses and other accounts payable, an increase of USD 378 thousand in the balance of accrued payroll and other compensation related accruals and an increase of USD 298 thousand in the balance of related parties.

The cash used in operating activities in the first half of 2019 amounted to USD 5,724 thousand, which mainly included a comprehensive loss of USD 4,165 thousand, a decrease of USD 939 thousand in the balance of progress payments in excess of accumulated costs with respect to projects, a decrease of USD 613 thousand in the balance of trade payables, accrued expenses and other accounts payable, a decrease of USD 482 thousand in the balance of accrued expenses and accounts payable with respect to projects, less adjustments to profit and loss items in the amount of USD 635 thousand.

The cash used in operating activities in the year ended December 31, 2019 amounted to USD 8,624 thousand, which mainly included a comprehensive loss of USD 7,805 thousand, a decrease of USD 1,138 thousand in the balance of progress payments in excess of accumulated costs with respect to projects, a decrease of USD 932 thousand in the balance of trade payables, accrued expenses and other accounts payable, a decrease of USD 459 thousand in the balance of accrued expenses and accounts payable with respect to projects, less adjustments to profit and loss items in the amount of USD 1,309 thousand, an increase of USD 245 thousand in the balance of accrued payroll and other compensation related accruals, and an increase of USD 197 in the balance of related parties.

Cash flows provided by (used in) investing activities	435	(52)	(732)

The cash provided by investing activities in the first half of 2020 amounted to a total of 435, which included a decrease in the balance of the restricted deposit.

The cash used in investing activities in the first half of 2019 amounted to USD 52 thousand, which included purchase of property and equipment in the amount of USD 141 thousand less proceeds from the realization of property and equipment in the amount of USD 84 thousand, and the purchase of Telcostar shares, net from cash received in the amount of USD 5 thousand.

The cash used for investing activities for the year ended December 31, 2019 amounted to USD 732 thousand which included an increase of USD 680 thousand in the balance of the restricted deposit, the purchase of fixed assets in the amount of USD 141 thousand, less the proceeds from the realization of property and equipment in the amount of USD 84 thousand, and the acquisition of Telcostar shares, net from cash received in the amount of USD 5 thousand.

Cash flows used in financing activities	(6)	(29)	(67)

The cash used in financing activities in the first half of 2020 amounted to USD 6 thousand, which included the repayment of a lease liability.

The cash used in financing activities in the first half of 2019 amounted to USD 29 thousand, which included the repayment of a lease liability in the amount of USD 32 thousand, less the proceeds from the issuance of shares and options, net, in the amount of USD 3 thousand.

The cash used in financing activities for the year ended December 31, 2019 amounted to USD 67 thousand, which included the repayment of a lease liability in the amount of USD 70 thousand, less the proceeds from the issuance of shares and options, net, in the amount of USD 3 thousand.

As of June 30, 2020, the Company’s cash balance amounts to USD 18 thousand.

The Company’s capital deficit as of June 30, 2020 is approx. USD 7.2 million, compared to equity of approx. USD 0.5 million as of June 30, 2019 and a capital deficit of approx. USD 2.9 million as of December 31, 2019. The capital deficit as of June 30, 2020 constitutes approx. 51% of the total balance sheet, compared with the equity, which constitutes approx. 3% of the total balance sheet as of June 30, 2019 and a capital deficit which constitutes approx. 17% of the total balance sheet as of December 31, 2019.

2.4.	The Company stand-alone Financial Statements

We did not present the Company’s stand-alone financial statements as of June 30, 2020 in accordance with Regulation 38d’ of the Reporting Regulations since it does not provide any additional data on top of what was already disclosed within the Condensed Consolidated Interim Financial Statements as of June 30, 2020.

3.	Corporate Governance Aspects

Following the delisting of the Company’s shares from trading on the Nasdaq Stock Exchange, the Company ceased being a dual company to which the dual listing arrangement applies. Following the delisting, on January 19, 2020, the directors Mr. Joseph Tenne, Mr. Avraham Dan and Ms. Limor Beladev submitted notice to the Company regarding their resignation, effective immediately. For additional information, see the Company’s immediate reports dated January 20, 2020 (Refs, respectively: 2020-01-007953, 2020-01-007956, 2020-01-007959), which are included in this report by way of reference.

3.1.	Directors with Accounting and Financial Expertise

As of the reporting date, the Company has one director with accounting and financial expertise: Ms. Maya Sadrina. For details, see reports dated February 26, 2020 (Ref: 2020-01-007944) and March 12, 2020 (Ref: 2020-01-023829), which are included in this report by way of reference. The minimum number of directors required for a Company with accounting and financial expertise is one.

3.2.	Internal Auditor

Due to the financial difficulties the Company is facing, and in view of the Company’s limited activity during the reporting period, an internal auditor has not yet been appointed to the Company. As of the date of publication of the report, the Company is working to locate and appoint an internal auditor.

3.3.	Remuneration of the Company’s Senior Executives

Anatoly Hurgin

On September 6, 2015, the Company entered into an employment agreement with Mr. Anatoly Hurgin, CEO and Chairman of the Company’s Board of Directors, in connection with his position as CEO of the Company, according to which Mr. Hurgin is entitled to a gross monthly salary of NIS 120,000 (approx. USD 34 thousand based on an exchange rate of USD 1.00 / NIS 3.466 as of June 30, 2020). In addition, Mr. Hurgin is entitled to terms of employment as follows: an allocation of 8.33% of the monthly salary to an insurance company or pension fund in respect of a severance pay fund; an allocation of 5% or 6% of the monthly salary to a provident fund or savings plan; if Mr. Hurgin chooses to engage in disability insurance, the Company will participate in the payment of the insurance at a rate of up to 2.5% of his monthly salary; an allocation in the amount of 7.5% of the monthly salary to a study fund, a car and reasonable expenses for the car’s use.

In addition, as of January 1, 2019, Mr. Hurgin is eligible for a grant, subject to the approval of the Company’s Board of Directors, at a rate of 2% of the Company’s gross profit or at a rate of 4% of the Company’s EBIDTA, whichever is higher. Insofar as the Company does not recognize profits and there is a negative EBIDTA, the grant will be paid in the amount of 2% of the gross profit through the issuance of the Company’s ordinary shares.

From September 2019 until the date of this report, due to financial difficulties the Company is facing, Mr. Hurgin did not receive a monthly salary for his work at the Company. The net amount to be paid to Mr. Hurgin and the balance of the cost in respect of unpaid salaries were recorded in the items ‘related parties’ and ‘accrued payroll and other compensation related accruals’, respectively in the Company’s Condensed Consolidated Statements of Financial Position as of June 30, 2020. In addition, since no annual performance targets were achieved and the Company did not recognize any profits, a bonus or grant, as detailed above, was not recorded or paid to Mr. Hurgin in 2019 or in the 6 months ended June 30, 2020.

On April 17, 2019, the Company issued 350,000 restricted ordinary shares to Mr. Hurgin. The restricted ordinary shares mature in three equal installments, on the following dates: January 13, 2022; January 13, 2023, and January 13, 2024, subject to Mr. Hurgin’s continued employment with the Group until the relevant maturity date. In the event of a “Change of Control” (as defined in the Company’s Capital Initiative Program from 2015)1 the restricted ordinary shares will mature immediately prior to such a change of control, subject to Mr. Hurgin’s continued employment with the Group until the date of such change of control.

Alexander Aurovsky

On September 6, 2015, the Company entered into an employment agreement with Mr. Alexander Aurovsky, Chief VP Technology and Director of the Company, in connection with his position as VP Technology of the Company, according to which Mr. Aurovsky is entitled to a gross monthly salary of NIS 120,000 (approx. USD 34 thousand based on an exchange rate of USD 1.00 / NIS 3.466 as of June 30, 2020). In addition, Mr. Aurovsky is entitled to terms of employment as follows: an allocation of 8.33% of the monthly salary to an insurance company or pension fund in respect of a severance pay fund; an allocation of 5% or 6% of the monthly salary to a provident fund or savings plan; if Mr. Aurovsky chooses to engage in disability insurance, the Company will participate in the payment of the insurance at a rate of up to 2.5% of his monthly salary; an allocation in the amount of 7.5% of the monthly salary to a study fund, a car and reasonable expenses for the car’s use.

In addition, as of January 1, 2019, Mr. Aurovsky is eligible for a grant at a rate of 2% of the Company’s gross profit or at a rate of 4% of the Company’s EBIDTA, whichever is higher. Insofar as the Company does not recognize profits and there is a negative EBIDTA, the grant will be paid in the amount of 2% of the gross profit through the issuance of the Company’s ordinary shares.

[1]	On November 18, 2015, the Company’s Board of Directors adopted the Remuneration Plan (2015 Long-Term Equity Incentive Plan – “the Plan”). The purpose of the plan is, among other things, to provide incentives for Company officers through capital grants.

From September 2019 until the date of this report, due to financial difficulties the Company is facing, Mr. Aurovsky did not receive a monthly salary for his work at the Company. The net amount to be paid to Mr. Aurovsky and the balance of the cost in respect of unpaid salaries were recorded in the items ‘related parties’ and ‘accrued payroll and other compensation related accruals’, respectively in the Company’s Condensed Consolidated Statements of Financial Position as of June 30, 2020. In addition, since no annual performance targets were achieved and the Company did not recognize any profits, a bonus or grant, as detailed above, was not recorded or paid to Mr. Aurovsky in 2019 or in the 6 months ended June 30, 2020.

On April 17, 2019, the Company issued 350,000 restricted ordinary shares to Mr. Aurovsky. The restricted ordinary shares mature in three equal installments, on the following dates: January 13, 2022; January 13, 2023, and January 13, 2024, subject to Mr. Aurovsky’s continued employment with the Group until the relevant maturity date. In the event of a “Change of Control” (as defined in the Company’s Capital Initiative Program from 2015) the restricted ordinary shares will mature immediately prior to such a change of control, subject to Mr. Aurovsky’s continued employment with the Group until the date of such change of control.

Evyatar Cohen

On March 15, 2020, Mr. Evyatar Cohen began serving as the Company’s CFO and in accordance with the service agreement with him, he is entitled to a consideration of NIS 75,000 per month plus VAT (approx. USD 22 thousand plus VAT based on the exchange rate of USD 1.00 / NIS 3,466 as of June 30, 2020 (“the monthly consideration”). In addition, Mr. Cohen is entitled to receive an annual performance-based bonus at a rate not to exceed 2.5% of the monthly consideration, subject to the achievement of annual targets as determined by the Company’s CEO. In addition, Mr. Cohen is entitled to receive capital remuneration, insofar as the Company decides on such distribution.

4.	Disclosure regarding the Company’s Financial Reporting

4.1.	Attention drawn by the Independent Auditor

The Company’s auditor included a note in his opinion regarding the Company’s ability to continue as a going concern, as detailed in Note 1.d to the financial statements.

4.2.	Events subsequent to the balance sheet date

Regarding events subsequent to the reporting period, see Note 11 to the financial statements.

Anatoly Hurgin – CEO and Chairman of the Board of Directors	Maya Sadrina- External Director

Date of approval of the Report: December 24, 2020

Part B: Update of Information presented in the 2019 Periodic Report

Until December 27, 2019, the Company’s shares were listed for trading on the Nasdaq Stock Exchange and the Tel Aviv Stock Exchange and the Company’s current reports were provided, according to US law, to a foreign issuer in English, in accordance with the dual listing rules set forth in Chapter 3 of the Dual Companies Law. Following the delisting of the Company’s shares from trading on the Nasdaq Exchange, the Company became a “Reporting Corporation” in accordance with Section 36(a2) of the Law. Until the end of the transition period, as defined in Section 1 of the Board of Directors’ Report, the Company reported its immediate reports in accordance with the provisions of Chapter F of the Law and continued to report its periodic reports in accordance with Chapter E3 of the Law. With the end of the transition period, the Company reports all its reports in accordance with Chapter F of the law.

Accordingly, this report is the first periodic report that the Company is submitting in accordance with the provisions of Chapter F of the Law. The Company is submitting this semi-annual report for the entire reporting period, including for the transition period, in accordance with the provisions applicable to a reporting corporation and not to a dual company, to which Chapter E3 applies.

As of the date of this report, the Company’s shares are traded, in addition to the TASE, also on the OTC Pink Stock Exchange in the United States, and therefore the Company continues to be a reporting company in the United States in accordance with SEC directives, so that in addition to the reporting format in accordance with the provisions of Chapter F of the Law, the Company continues to submit reports to the SEC in accordance with the obligations applicable to the Company.

For a description of the general development of the Company and its business, see Part A of the Board of Directors’ Report

1.	Description of the Company’s Business

For details on the description of the corporation’s business, see the chapter “Item 4. Information on the Company”, section “A. History and Development of the Company”, from page 33 to page 36 of the 2019 Periodic Report.

For details regarding the Company’s organizational structure, see the chapter “C. Organizational Structure” on page 45 of the 2019 Periodic Report.

2.	The Company’s Activity and a Description of its Business Development

For details on the development of the Company’s business, see the chapter “Item 4. Information on the Company”, section “B. Business Overview” on page 36 of the 2019 Periodic Report.

3.	Areas of Activity, Products and Services

For details regarding the Company’s areas of activity, see the Board of Directors’ Report above and the chapter “Item 4. Information on the Company”, section “B. Business Overview”, under “Industry”, on page 37 of the 2019 Periodic Report.

4.	Investments in the Company’s Equity and Transactions in its Shares

For details regarding investments in the Company’s equity and transactions in its shares, see the chapter “Item 5. Operating and Financial Review and Prospects”, under “Recent Offerings”, on page 48 of the 2019 Periodic Report as well as in the financial statements.

5.	Dividend Distributions

For details on the Company’s Dividend Policy, see the chapter “Dividend Policy” on page 75 of the 2019 Periodic Report.

6.	Financial Information

For details regarding financial information, see the financial statements in general and in particular, Note 3 to the financial statements, which discusses the reconciliation between reporting according to generally accepted accounting principles in the United States and reporting according to IFRS specifically for a number of periods.

We did not present the Company’s stand-alone financial statements as of June 30, 2020 in accordance with Regulation 38d’ of the Reporting Regulations since it does not provide any additional data on top of what was already disclosed within the Condensed Consolidated Interim Financial Statements as of June 30, 2020.

7.	General Environment and Impact of External Factors on the Corporation’s Activity

Because the Company operates in many parts of the world in cooperation with government agencies, geopolitical changes and security events can have a significant impact on the Company’s operations. In addition, the effects of the Corona crisis and its economic consequences on countries around the world may also affect the Company’s activities, as described in Section 1 of Chapter A of the Board of Directors’ Report.

8.	General Information on the Area of Activity

For general information regarding the Company and its areas of activity, see Section 1.2 of Chapter A of the Board of Directors’ Report.

9.	New Products

For details regarding the Company’s products, see the chapter “Our Portfolio of Solutions and Products”, from page 37 to page 39 in the 2019 Periodic Report.

10.	Customers

For details regarding the Company’s customers, see the chapter “Customers”, on page 40 of the 2019 Periodic Report.

11.	Marketing and Distribution

For details regarding the Company’s marketing and distribution activities, see the chapter “Selling and Marketing”, on page 41 of the 2019 Periodic Report.

12.	Order Backlog

The Company’s backlog includes orders for the Company’s products and services for which Systems Acceptances have not yet been received, as well as products and services for which Acceptance has been received, but for which the revenues are spread over the term of the contract. The following are details regarding the Company’s backlog:

As of June 30, 2020	As of December 31, 2019
USD in thousands
10,886	2,756

The following is a breakdown of the order backlog based on the delivery forecast:

Expected Date of Supply	USD in thousands
H2/2020	703
H1/2021	1,145
H2/2021	2,289
H1/2022 onwards	6,749
Total	10,886

For additional information regarding the Company’s order backlog, see the immediate report dated December 3, 2019 (Ref: 2019-02-105963), which is included in this report by way of reference.

13.	Competition

For additional information regarding the competition in the Company’s area of activity, see the chapter “Competition”, on page 42 of the 2019 Periodic Report.

14.	Seasonality

For details regarding seasonality in the Company’s area of activity, see the chapter “D. Trend Information”, on page 54 of the 2019 Periodic Report.

15.	Property and Equipment

For details regarding the Company’s property and equipment, see the chapter “D. Property, Plants and Equipment”, on page 45 of the 2019 Periodic Report.

16.	Research and Development

For details regarding the research and development, see the chapter “Research and Development”, on page 42 of the 2019 Periodic Report.

17.	Intangible Assets

For additional information regarding the Company’s intellectual property, see the chapter “Intellectual Property”, on page 40 of the 2019 Periodic Report.

18.	Human Capital

For details regarding the Company’s senior officers, see the chapter “Item 6. Directors, Senior Management and Employees”, from page 55 to page 63 in the 2019 Periodic Report.

19.	Suppliers

For details regarding the Company’s suppliers, see the chapter “Manufacturing and Suppliers”, on page 43 of the 2019 Periodic Report. As stated in the 2019 Periodic Report, ULIN’s supplier is the Company’s significant supplier.

20.	Working capital, Financing, Liquidity and Cash Flows

For details regarding the Company’s financing sources, liquidity and cash flows, see the chapter “B. Liquidity and Capital Resources”, on page 52 of the 2019 Periodic Report.

21.	Taxation

For details regarding taxation, see the chapter “E. Taxation”, on page 81 of the 2019 Periodic Report.

22.	Restrictions on and Supervision of the Corporation’s Activity

For details regarding restrictions on and supervision of the Corporation’s activity, see the chapter “Export Control Regulatory Matters”, on page 43 of the 2019 Periodic Report.

23.	Significant Agreements

The Company’s main activity is focused on the ULIN product, which is based on a service agreement with a third party that provides the Company with services and resources that enable the company to develop and maintain the ULIN product. On November 1, 2019, the Company entered into a service agreement with another supplier that provides the same ULIN services, which is in effect until December 31, 2020 and on December 8, 2020, the agreement was renewed so that it will be in effect until December 31, 2021. For further details regarding the service agreement with the additional supplier, see Note 8.b to the financial statements.

24.	Legal Proceedings

For details regarding legal proceedings in which the Company or its subsidiaries are a party, see Note 8.a to the financial statements.

25.	Other Forecasts and Assessments regarding the Company’s Business

For details regarding trends and forecasts in the Company’s business, see the chapter “D. Trend Information”, on page 54 of the 2019 Periodic Report.

26.	Discussion of Risk Factors

The Group is affected by global macroeconomic changes, including the effects of the Corona crisis on technology spending and government budgets.

Factors such as a recession, economic instability, political unrest, armed conflicts, natural disasters or outbreaks of diseases such as the Corona pandemic, can cause companies, governments and government bodies around the world to delay, reduce or even eliminate planned expenses, thereby adversely affecting the Company’s business.

Reductions in the budgeting of expenses related to technological procurement by government bodies have in the past, and may also in the future, have a negative effect on the ordering of the Company’s products by these bodies. Moreover, demand for the Company’s products may be adversely affected by the effects of the Corona pandemic, as the Company estimates that the Company’s engagements with government bodies will continue to be significant sources of revenue for the Company even after the reporting period, and that the macroeconomic circumstances related to the Corona crisis will not disappear in the foreseeable future.

As of the date of this report, the final impact of the Corona crisis on the Company’s operations, financial condition, liquidity and financial results is not fully clear. The Company has made, among other things, changes in connection with employee travel, their workplace, virtual meetings and the implementation and remote support of customers. These changes could delay or reduce the Company’s sales. The Company has noticed that governments and other companies have made changes in their business activities, including restrictions that make it difficult for the Company to assist in the implementation and support of its products. In general, as of the date of this report, world markets are experiencing significant uncertainty, which may adversely affect the demand for the Company’s products and customers’ decisions to contact the Company or to renew collaborations.

It should be clarified that, as stated, the Group’s assessment is forward-looking information, as defined in the law, which is based, among other things, on the data in the Group’s possession as of this date, and may not be realized or may be partially realized, or may materialize differently than expected, including substantially, among other things, as a result of uncertainty, economic instability and developments that cannot be assessed at this stage in connection with the spread of the Corona virus and its impact.

For more details on the risk factors affecting the operations of the Company and its subsidiaries, see the chapter “D. Risk Factors” in the 2019 Periodic Report.

27.	Financial Information regarding Geographical Regions

For details regarding the Company’s revenues by geographical region, see Note 9 to the financial statements.

28.	Collaboration Agreements

The Company does not have strategic collaboration agreements, except for insignificant and occasional collaborations with subcontractors or local experts in large projects, in which the Company is assisted in the planning and development of projects.

29.	Goals and Business Strategy and Expected Development in the Coming Year

The company continues to consider the ULIN products as the Company’s main growth engine and intends to take action in order to adapt it to the new generation of cellular communications (5G).

In addition, depending on developments in the Company’s business, the Company’s management is considering examining the possibility of establishing a new activity to replace and/or in addition to the Company’s existing activity.

The Company is in the process of completing existing projects, as presented in Section 13 above, and continues to examine new projects at all times.

The above information regarding goals and business strategy and expectations for development in the coming year is forward-looking information, as defined by law, and is based on the assessments of the Company’s management. The Company’s assessments as stated may not be realized or may be realized differently, among other things, due to factors that are unknown to the Company as of the date of publication of this report and are not under its control, including, among other things, developments in the industry in which the Company operates, technological changes, supply and demand of similar products and more.

Part C: Interim Financial Statements as of June 30, 2020

Ability Inc.

Condensed Consolidated Interim Financial Statements as of June 30, 2020

(Unaudited)

Ability Inc.

Condensed Consolidated Interim Financial Statements as of June 30, 2020

(Unaudited)

- - - - - - - - - - - -

Ability Inc.

Condensed Consolidated Statements of Financial Position

	As of June 30		As of December 31
	2020	2019	2019
	Unaudited
	USD in thousands
Current assets

Cash and cash equivalents	18	4,051	433
Pledged deposit	-	130	-
Restricted deposit for put option	12,494	12,420	12,460
Accounts receivable, net	-	1,950	1,950
Other receivables	240	319	79

Total current assets	12,752	18,870	14,922

Non-current assets

Restricted deposit	245	-	680
Property and equipment, net	381	810	599
Intangible assets, net	527	869	698
Right-of-use assets	238	347	287

Total non-current assets	1,391	2,026	2,264

Total assets	14,143	20,896	17,186

The attached notes constitute an integral part of the Interim Financial Statements.

Ability Inc.

Condensed Consolidated Statements of Financial Position

	As of June 30		As of December 31
	2020	2019	2019
	Unaudited
	USD in thousands
Current liabilities

Accrued payroll and other compensation related accruals	776	285	433
Trade payables, accrued expenses and other accounts payable	3,365	3,297	2,978
Related parties	495	-	197
Liability in respect of a Put option	12,494	12,420	12,460
Accrued expenses and accounts payable with respect to projects	2,275	2,257	2,280
Progress payments in excess of accumulated costs with respect to projects	1,574	1,551	1,352
Lease liabilities	192	68	138

Total Current Liabilities	21,171	19,878	19,838

Non-current liabilities

Accrued severance pay	52	196	63
Lease liabilities	118	278	179

Total non- current liabilities	170	474	242

Total Liabilities	21,341	20,352	20,080

Shareholders’ equity (deficit)

Ordinary shares	8	8	8
Additional paid-in-capital	33,303	32,934	33,136
Accumulated deficit	(40,509)	(32,398)	(36,038)

Total shareholders’ equity (deficit)	(7,198)	544	(2,894)

Total liabilities and shareholders’ equity (deficit)	14,143	20,896	17,186

The attached notes constitute an integral part of the Interim Financial Statements.

December 24, 2020
Financial Statements Date of Approval	Anatoly Hurgin CEO and Chairman of the Board of Directors	Evyatar Cohen CFO

Ability Inc.

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the Six-Month Period ended June 30		For the Year ended December 31
	2020	2019	2019
	Unaudited		Audited
	USD in thousands (Except Loss per Ordinary Share Data)
Revenues	898	855	1,885

Cost of sales and services	1,487	1,624	3,130

Gross loss	(589)	(769)	(1,245)

Sales and marketing expenses	589	769	1,508
General and administrative expenses	3,226	2,497	4,819

Operating loss	(4,404)	(4,035)	(7,572)

Financing expenses	67	130	233

Net and comprehensive loss	(4,471)	(4,165)	(7,805)

Loss per ordinary share (USD)

Loss per ordinary share – basic and diluted	(0.63)	(0.59)	(1.10)

The attached notes constitute an integral part of the Interim Financial Statements.

Ability Inc.

Condensed Consolidated Statements of Changes in Equity

For the Six-Month Period ended June 30, 2020

	Ordinary Shares	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Unaudited
	USD in thousands
Balance as of January 1, 2020	8	33,136	(36,038)	(2,894)
Forfeiture of restricted shares granted to a former employee	*	-	-	*
Share-based Payment	-	167	-	167
Net and comprehensive loss	-	-	(4,471)	(4,471)

Balance as of June 30, 2020	8	33,303	(40,509)	(7,198)

For the Six-Month Period ended June 30, 2019

	Ordinary Shares	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Unaudited
	USD in thousands
Balance as of January 1, 2019	6	31,776	(28,233)	3,549
Issuance of shares and options	*	3	-	3
Conversion of the significant shareholders’ loan into shares	*	*	-	*
Issuance of shares and options in connection with Telcostar acquisition	1	1,031	-	1,032
Issuance of restricted shares to significant shareholders	1	(1)	-	-
Forfeiture of restricted shares granted to a former employee	*	(32)	-	(32)
Share-based Payment	-	157	-	157
Net and comprehensive loss	-	-	(4,165)	(4,165)

Balance as of June 30, 2019	8	32,934	(32,398)	544

*	Less than USD 0.5 thousand

The attached notes constitute an integral part of the Interim Financial Statements.

Ability Inc.

Condensed Consolidated Statements of Changes in Equity

For the Year ended December 31, 2019

	Ordinary Shares	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	USD in thousands
Balance as of January 1, 2019	6	31,776	(28,233)	3,549
Issuance of shares and options	*	3	-	3
Conversion of the significant shareholders’ loan into shares	*	*	-	*
Issuance of shares and options in connection with Telcostar acquisition	1	1,031	-	1,032
Issuance of restricted shares to significant shareholders	1	(1)	-	-
Forfeiture of restricted shares granted to a former employee	*	(32)	-	(32)
Share-based Payment	-	359	-	359
Net and comprehensive loss	-	-	(7,805)	(7,805)

Balance as of December 31, 2019	8	33,136	(36,038)	(2,894)

*	Less than USD 0.5 thousand

The attached notes constitute an integral part of the Interim Financial Statements.

Ability Inc.

Condensed Consolidated Statements of Cash Flows

	For the Six-Month Period ended June 30		For the Year ended December 31
	2020	2019	2019
	Unaudited
	USD in thousands
Cash flows from operating activities

Net and comprehensive loss	(4,471)	(4,165)	(7,805)

Adjustments required to present cash flows from operating activities:

Adjustments to profit and loss items:
Provision for doubtful debt	1,950	-	-
Depreciation	94	104	201
Amortizations	301	329	663
Loss from realization of property and equipment	8	37	37
Financing expenses	32	40	81
Share-based payment	167	125	327

	2,552	635	1,309

Changes in asset and liability items:
(increase) in pledged deposit	-	(130)	-
Decrease in customers	-	46	46
Decrease (increase) in other receivables	(161)	(161)	94
Increase in accrued payroll and other compensation related accruals	378	97	245
Increase (decrease) in trade payables, accrued expenses and other accounts payable	387	(613)	(932)
Increase in related parties	298	-	197
Increase in income tax payable	-	-	3
Decrease in accrued expenses and accounts payable with respect to projects	(5)	(482)	(459)
Increase (decrease) in progress payments in excess of accumulated costs with respect to projects	222	(939)	(1,138)
Increase (decrease) in accrued severance pay, net	(11)	29	(104)
Interest paid	(33)	(41)	(80)

	1,075	(2,194)	(2,128)

Net cash used in operating activities	(844)	(5,724)	(8,624)

The attached notes constitute an integral part of the Interim Financial Statements.

Ability Inc.

Condensed Consolidated Statements of Cash Flows

	For the Six-Month Period ended June 30		For the Year ended December 31
	2020	2019	2019
	Unaudited
	USD in thousands
Cash flows from investing activities

Decrease (increase) in restricted deposit	435	-	(680)
Acquisition of Telcostar shares, net from cash received		5	5
Purchase of property and equipment	-	(141)	(141)
Proceeds from realization of property and equipment	-	84	84

Net cash provided by (used in) investing activities	435	(52)	(732)

Cash flows from financing activities

Repayment of lease liability	(6)	(32)	(70)
Proceeds from issuance of shares and options, net		3	3

Net cash used in financing activities	(6)	(29)	(67)

Decrease in cash and cash equivalents	(415)	(5,805)	(9,423)

Cash and cash equivalents at beginning of period	433	9,856	9,856

Cash and cash equivalents at end of period	18	4,051	433

The attached notes constitute an integral part of the Interim Financial Statements.

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 1:	General:

a.	General

Ability Inc. (hereinafter “the Company”) was incorporated in the Cayman Islands on September 1, 2015, and was originally named Cambridge Holdco Corp. It was established as a wholly owned subsidiary by Cambridge Capital Acquisition Corporation (hereinafter “Cambridge”), a “blank check” company (SPAC), an American company incorporated under the laws of the State of Delaware, USA on October 1, 2013 and which began trading on Nasdaq on December 23, 2013.

On December 23, 2015, a business merger process took place that included the following proceedings: a merger between the Company and Cambridge where the Company survives and as a result entered Cambridge’s trading on the Nasdaq, its shares and options traded under the symbols “ABIL” and “ABILW”, respectively. On April 18, 2016, the Company’s options were delisted from trading on the Nasdaq and since that day they have been traded on a trading platform (non-exchange) called OTC in the OTC Open Market list (“OTC Pink”). In addition, as part of the merger process, the Company acquired the entire issued shares of Ability Computer and Software Industries Ltd. (hereinafter “ACSI”), an Israeli company, in a general process of mainly exchanging shares and becoming the sole owner of this company and also acquired 16% of the issued shares of Ability Security Systems Ltd. (hereinafter “ASM”), which is also an Israeli company, from the sole shareholder of ASM at the time, in exchange for cash and a put option to sell the remaining shares to the Company, an option which he exercised in January 2016, and as a result, on the date of the exercise, the Company became the sole owner of this company as well.

On January 12, 2016, the Company began trading in a dual listing also on the Tel Aviv Stock Exchange under the symbol “AVIL”.

On January 15, 2019, the transaction to purchase the entire issued shares of Telcostar Pte Ltd. was completed. (“Telcostar “) by the Company, which became another subsidiary of the Company.

The Company, ACSI, Security and Telcostar are hereinafter defined as “the Group”.

b.	Business merger process

1.	The merger process was defined as an upside-down acquisition and was carried out as follows: Anatoly Hurgin and Alexander Aurovsky (hereinafter “the significant shareholders”), the shareholders in ACSI waived their shares in that company and in return received the following consideration: (1) 1,621,327 of the Company’s shares, which represented approx. 63% of the Company’s total shares immediately following this process. (2) USD 18.1 million in cash. (3) USD 11.9 million deposited in a trust account as security for a put option received by the significant shareholders giving them the right to sell to the Company the 117,327 shares held by them in exchange for cash in the amount of USD 101.0 per share plus the proportionate interest accrued in respect of the deposit deposited in the trust. See Note 4 for additional information regarding this option. (4) Entitlement to receive an additional 794,300 shares, depending on the profitability targets determined in the agreement for 2015, 2016, 2017 and 2018. The targets for all these years were not achieved (it should be noted that sole shareholder of ASM at the time and a company that accompanied the business merger process were also entitled to receive an additional 50,700 shares in accordance with the same profitability targets).

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 1:	General (continued):

2.	A consultant in respect of the merger transaction received the following consideration as part of the merger process: (1) 48,000 of the Company’s shares, (2) USD 1.2 million in cash, (3) entitlement to receive an additional 25,350 shares in accordance with the same profitability targets stated above.

3.	The Company purchased 16% of the issued shares of ASM from Eyal Tzur, the sole shareholder of ASM at the time for the following consideration: (1) USD 0.9 million in cash (2) a put option to sell the balance of the shares to the Company in exchange for 48,000 of the Company’s shares, an option which he exercised in January 2016, and as a result the Company became the sole owner of ASM at the time of exercise. (3) entitlement to receive an additional 25,350 shares in accordance with the same profitability targets stated above.

4.	The transaction costs of ACSI in connection with the merger transaction amounted to USD 6.3 million, which included a service fee to the consultant in respect of the merger transaction (USD 1.2 million in cash and shares with a value of USD 4.3 million as detailed above) as well as other consulting costs.

5.	In the course of the business merger process, a Cambridge deposit of USD 81.3 million was released. The following is the use made of this deposit: USD 21.6 million was returned to Cambridge shareholders who decided not to enter into the business merger process in exchange for 213,676 shares, USD 18.1 million and USD 11.9 million were transferred to the significant shareholders as payment and as a deposit against the put option they received as part of the transaction (see also Note 4 for additional information), respectively, USD 0.9 million was paid to the previous shareholder of ASM, USD 7.8 million was paid for Cambridge debts, USD 2.0 million was paid as the Company’s expenses in connection with the merger process and the balance of USD 19.0 million was transferred to ACSI for its ongoing operations.

c.	Business activity

The Company operates through wholly owned subsidiaries who provide defense systems and advanced solutions for intercepting data communications, geographic location and cyber for various government, military, police and intelligence agencies around the world.

d.	Going concern

As of June 30, 2020, the Company had an accumulated deficit of approx. USD 40,509 thousand, cash and cash equivalents of USD 18 thousand and a comprehensive loss of US 4,471 thousand for the six-month period ended that day.

Due to the continuing low revenues along with significant legal expenses and professional services, the Company is suffering from constant losses, a capital deficit and a negative cash flow from operating activities. The Company is under investigation by the Israeli Ministry of Defense (“IMOD”), which ordered the suspension of certain export licenses. In addition, severe restrictions on movement imposed by many countries as a result of the Corona virus (“COVID-19”), prevented the Company from completing the system acceptances in various projects. The Company is making every effort to overcome this issue as soon as possible.

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 1:	General (continued):

d.	Going concern (continued):

These and other facts, together with other reasons described below, raise significant doubts about the Company’s continued ability to function as a going concern.

The attached Condensed Consolidated Interim Financial Statements do not include any adjustments regarding the values of the assets and liabilities and their classification that may be necessary if the Company is not able to continue operating as a “going concern”.

Management is investing significant marketing efforts in order to generate additional revenue and at the same time works to reduce the Company’s expenses, especially in the context of legal expenses and professional services, in order to again become profitable. In addition, the Company is working to settle the claims against it.

However, there is no guarantee that the Company will be able to again become profitable, achieve the level of financing required for its operations and eliminate all claims against it. If the Company is unable to generate additional revenue to support its operations or raise additional capital, it may need to reduce or discontinue its operations.

e.	Adoption of International Financial Reporting Standards (IFRS)

The interim financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of interim financial statements as set forth in International Accounting Standard IAS 34 (Interim Financial Reporting), and in accordance with the disclosure provisions under Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. The main accounting policies and the calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements, except for the initial application of new standards – see Note 2.

They are the first condensed interim financial statements reported in accordance with IFRS.

In these financial statements, IFRS 1, “Initial Adoption of International Financial Reporting Standards” has been implemented, see additional information in Notes 1.f.2 and 2.a below. The effect of the transition to reporting in accordance with IFRS on the Company’s financial position and results of operations is detailed in Note 3 below.

Prior to the transition to international standards, the Company prepared its financial statements in accordance with generally accepted accounting principles in the United States.

The Company’s Annual Financial Statements as of December 31, 2019, prepared in accordance with generally accepted US accounting principles, and not in accordance with IFRS, together with these financial statements, should be read only in connection with certain notes, including Note 8 regarding contingent liabilities and engagements.

f.	Significant Events

1.	On January 15, 2019, a transaction was completed for the acquisition of the full share capital of Telcostar by the Company in exchange for the issue of 354,609 of the Company’s shares and three option warrants that can each be converted into 100,000 of the Company’s shares. The first option can be converted for a period of 30 days starting one year after the closing date, the second option can be converted for 30 days starting two years after the closing date and the third option can be converted for 30 days starting from the closing date. The total consideration from the acquisition of the shares was approx. USD 1,032 thousand. The matured options have not yet been converted.

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 1:	General (continued):

f.	Significant Events (continued):

2.	At the end of the trading day of December 27, 2019 (“the date of delisting from the Nasdaq”), the Company’s shares were delisted from trading on the Nasdaq Stock Exchange in the United States. In accordance with the provisions of Section 36(a2) of the Securities Law, 1968 (“the Law”), as of the date of delisting from the Nasdaq, the Company reports in accordance with the reporting format applicable to reporting corporations in Israel with respect to its current reports.

With regard to the Company’s periodic reports, the Company continued to report in accordance with the provisions of Chapter E3 of the Law, which regulates the reporting obligations of a corporation whose securities are listed for trading on a stock exchange abroad, for six months from the date of delisting from the Nasdaq (“the Transition Period”). At the end of the transition period, on June 26, 2020, the periodic reporting format applicable to reporting corporations in Israel, in accordance with the provisions of Chapter F of the Law, applies to the Company. As a result of the transition, the Company has adopted the IFRS Reporting Standards as of January 1, 2020. Prior to the adoption of IFRS, the Company prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“US GAAP”).

3.

In the first quarter of 2020, the COVID-19 virus began to spread throughout the world (“the Corona epidemic”), which the World Health Organization declared a global pandemic. The outbreak of the Corona pandemic and the uncertainty regarding the rate of its spread, the length of time it will take for the process to return to routine and the instructions and the various actions that countries will take to deal with the pandemic, have led to a global economic crisis, including in Israel. Among other things, as a result of the spread of the pandemic, the Company was forced to reduce expenses and release a number of employees who are not part of the management on unpaid leave. Some of them returned to work after several months and some were dismissed.

The overall health and economic consequences of the Corona pandemic are not yet fully clear and there is some ambiguity regarding the continuation of business activity with the spread of the virus. Because the Company is committed to adapting its activities to government decisions and to the protection measures that will be taken in the future, a slowdown may be expected in the Company’s activity and a decline in its revenues. During 2019, the Company entered into agreements for the sale of strategic interception solutions, subject to approval by local authorities and compliance with the acceptance of the system. The severe restrictions on movement imposed by many countries have hampered the Company’s ability to complete the system acceptance phase. The Company is making every effort to overcome this issue as soon as possible.

According to the Company’s assessment of the impact of the Corona virus on its business operations, as of the date of this report, the Company estimates that in 2021 there may be an additional decrease in sales and/or in the introducing and finishing additional projects, as many governments and security organizations are reconsidering the allocation of their budgets, in a manner that may create a negative and significant impact on the Company’s operations and financial position. At this stage, beyond the above, the Company is unable to estimate the impact of the Corona pandemic on its business activities.

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 2:	Significant Accounting Policies

a.	Preparation Format for the Interim Financial Statements

b. The Condensed Interim Financial Statements are prepared in accordance with generally accepted international accounting principles (hereinafter: “IFRS”) for the preparation of financial reports for interim periods, as determined in international accounting standard IAS 34 (Interim Financial Reporting), and in accordance with the disclosure provisions under Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970, and they are the first condensed interim financial statements reported in accordance with IFRS. In these financial statements, IFRS 1, “Initial Adoption of International Financial Reporting Standards” was implemented. The date of the transition to IFRS is January 1, 2018. The effect of the transition to reporting in accordance with IFRS on the Group’s financial position and results of operations is detailed in Note 3 below.

Summary of Significant Accounting Policies

b.	Consolidation principles and subsidiaries

When the Company is exposed, or has rights, to variable returns from its involvement in an invested entity and it has the ability to affect these returns through its influence, the Company controls that entity that is classified as a subsidiary. The Company reassesses its control of a subsidiary when facts and circumstances change.

The consolidated financial statements present the financial statements of the Company and its subsidiaries as the financial statements of a single economic entity from the date that control is achieved until the date on which the Company loses control. Therefore, mutual balances, income and expenses, gains and losses recognized in assets and cash flows, stemming from intra-group transactions between the entities of the Group have been fully eliminated.

In addition, the financial statements of the subsidiaries were prepared using a uniform accounting policy with the Company for similar transactions and events in similar circumstances.

c.	Factors of uncertainty in significant estimates

Preparation of the Group’s financial statements in accordance with IFRS requires the Company’s management to make estimates and assumptions regarding the future. The Company’s management reviews the estimates on an ongoing basis based on past experience and other factors, such as reasonable assumptions depending on the circumstances regarding future events. The actual results may differ from the management estimates. The effect of a change in estimate is recognized prospectively in the period of the change, if the change affects only that period, or in the period of change and in future periods, if the change also affects those periods.

The following is a description of the significant assumptions regarding the future and of other factors of uncertainty in estimates at the end of the reporting period, for which there is a significant risk that they will require a substantial adjustment to the book values of assets and liabilities during the following reporting period:

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 2:	Significant Accounting Policies (continued)

c.	Factors of uncertainty in significant estimates (continued):

Claims

The Group reviews each claim filed and, with the assistance of its legal counsel, reaches the conclusion, based on its past experience and theirs, whether a provision should be recognized in the financial statements.

Useful life of fixed assets and intangible assets

Useful life is based on management estimates for the period in which the assets will generate revenue, which are examined each period in order to examine the appropriateness of these estimates. Changes in the management’s estimates may lead to substantial changes in the depreciation expense recognized in profit or loss.

d.	Functional currency and foreign currency

The functional currency is the currency that best reflects the economic environment in which the Group operates and its transactions are made, and according to this currency, its financial position and results of operations are measured. The functional currency of all the Group companies is the USD.

A transaction denominated in foreign currency was recorded on initial recognition in the functional currency using the immediate exchange rate between the functional currency and the foreign currency on the date of the transaction.

At the end of each reporting period:

-     Monetary items in foreign currency were translated using the immediate exchange rate at the end of the reporting period;

-     Non-monetary items measured in terms of historical cost in foreign currency were translated using the exchange rate on the date of the transaction;

-     Non-monetary items measured at fair value in foreign currency were translated using the exchange rate on the date on which the fair value was measured.

Exchange rate differentials stemming from the settlement of monetary items or from the translation of monetary items at exchange rates other than those used for translation upon initial recognition during the period, or those used for translation of the previous financial statements, were recognized in profit or loss in the period in which they arise.

e.	Recognition of revenue

The Group has revenues from the sale of hardware and software products, while providing its customers with its responsibility for them and assisting in connecting them to supporting infrastructures and in performing integration and their integrative adaptation to customer systems. The Group operates both as a subcontractor of main contractors in joint projects and as a main contractor in projects with distributors.

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 2:	Significant Accounting Policies (continued):

e.	Recognition of revenue (continued):

The Group recognizes revenue from contracts with customers, at the time of transfer of control of a good or service to a customer and measures the revenue in an amount that represents the consideration that the Group expects to be entitled to for those goods or services.

According to the provisions of IFRS 15, revenue will be recognized using a five-step model, including:

Step 1 – Identify the contract with a customer.

Step 2 – On the date of engagement in the contract, identify as separate performance obligations and promises to deliver to the customer distinct goods or services.

Step 3 – Determine the transaction price according to the consideration amount to which the Group expects to be entitled in return for the transfer of the goods or services promised to the customer, other than amounts collected in favor of third parties.

Step 4 – Allocate the transaction price to the separate performance obligations identified in the contract.

Step 5 – Recognize revenue when (or to the extent that) the Group meets its performance obligations at a point in time (or over time) by transferring control over the goods or services promised to the customer.

Revenues from projects –

Since the Company does not have the ability to determine the rates of completion or the rate of progress of projects, the recognition of revenue is upon receipt of final acceptance and throughout the project period. According to this method, the Group postpones the recognition of advances from the project until the completion of the work, as well as the related costs incurred during the period. When the total advances in the period exceed the total accumulated costs, the balance will be recorded in the balance sheet as a liability and vice versa.

Revenues from the sale of products and from the provision of ancillary services –

The Group recognizes revenue from the sale of the products at the point in time when control of the product is transferred to the customer; the transfer of control is normally carried out after a date of the shipping or delivery of the product and receipt of final acceptance from the customer.

The Group provides its customers with a one-year warranty on most of its products. This warranty does not grant the customer an additional service, and therefore is not treated as a separate performance obligation, but as a provision. Based on the Group’s experience, the provision is negligible.

Revenue from the sale of services is recognized proportionally in the period in which the services are provided.

Revenues from software transactions –

The Group recognizes income from the sale of software only after transferring control of the software to the buyer, a necessary condition being the delivery of the software, whether physically, electronically, granting the right to use or permission to duplicate existing copies. The Group recognizes revenue related to the provision of services from software transactions. In the event that the completion rate cannot be reliably determined, the revenue is recognized using the straight-line method throughout the term of the agreement.

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 2:	Significant Accounting Policies (continued):

e.	Recognition of revenue (continued):

Software transactions usually include multi-component sales agreements (such as: software, assimilation, installation, upgrades, support, training, consulting, etc.). The Group examines the components of the transaction, including those provided on an “if and when available” basis, to identify the revenue components separately.

f.	Related parties

Related parties include the significant shareholders and the entities controlled by them.

g.	Fair value hierarchy

For the purpose of disclosure, the Group classifies fair value measurements to one of the levels in the fair value hierarchy that reflects the significance of the data used when carrying out the measurement. Fair value hierarchy:

Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2 – Data other than quoted prices included in Level 1, which are observable, directly or indirectly, for the asset or liability.

Level 3 – Non-discernible data for the asset or liability.

When the data used to measure fair value are classified to different levels in the fair value hierarchy, the Group classifies the measurement of fair value as a whole to the lowest level of the data that is significant in the overall measurement. The Group exercises judgment in assessing the significance of a given datum in the overall measurement, taking into account factors specific to the asset or liability.

h.	Inventory

The inventory is presented according to its cost plus other costs incurred in bringing the inventory to its current location and condition or according to its net realizable value (the estimated sale price in the ordinary course of business less the estimated costs to completion and the estimated costs required to make the sale), whichever is lower. The cost of the inventory is based on the “first-in, first-out” method. At the end of each reporting period, the Group examines whether there are signs indicating an impairment.

The systems purchased are typically used for one of the following uses: (1) future projects, (2) for demonstration purposes, and (3) spare parts for installed systems. It seems that the purchase classification as inventory is more appropriate for the first use, however, the classification as fixed assets is more appropriate for the second and third uses. In view of this, the Group has previously performed a comprehensive calculation to examine an appropriate balance sheet presentation. The results of the calculation showed that the cost of the systems should be presented in the inventory item during the first year from the date of their purchase and subsequently classified as a fixed asset and depreciated evenly over 4 years from the date of this classification. See also section i. below regarding the depreciation of the cost of the systems.

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 2:	Significant Accounting Policies (continued):

i.	Property and equipment, net

Fixed asset items are presented at cost plus direct plus direct acquisition costs, less accumulated depreciation, and they do not include current maintenance expenses. The cost includes spare parts and auxiliary equipment that can only be used in connection with the equipment.

The Group depreciates fixed assets separately for each component of a depreciable fixed asset item having a significant cost compared to the total cost of the item. Depreciation expenses for each period were recognized in profit or loss, unless they were included in the book value of another asset.

The Group reviews the residual value, the useful life and the depreciation method used for a fixed asset item at least at the end of each fiscal year. Changes are treated as a change in an accounting estimate.

The Group tests for signs of impairment of the fixed assets in order to determine if there is a need to examine the recoverable amount in accordance with the provisions of International Accounting Standard 36 regarding the impairment of assets.

In the event that the recoverable amount is lower than the book amount of the asset, the Group will recognize an impairment loss and will reduce the book value of the asset to its recoverable value.

Depreciation and amortization are calculated at equal annual rates over the period of the assets’ useful lives and are as follows:

%
Systems (from their classification date, see also section h. above)	25
Vehicles	15
Leasehold improvements	10-20
Computers and electronic equipment	15-33
Office furniture and equipment	7-10

j.	Intangible assets, net

The intangible assets are presented at the fair value of the equity instruments granted in consideration, less accumulated amortization. Subsequent to initial recognition, intangible assets are measured at cost less accumulated amortization and less accumulated impairment losses.

According to the management’s estimates, the intangible assets have a defined useful life. Assets are depreciated over their useful lives based on the straight-line method and they are examined for impairment when there are indications of impairment. The amortization period and method of an intangible asset with a defined useful life are examined at least at the end of each year. Changes in the useful life or in the expected pattern of consumption of the economic benefits that are expected to be derived from the asset are treated as a change in accounting estimate prospectively. The amortization expenses in respect of intangible assets with a defined useful life are recognized in profit or loss.

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 2:	Significant Accounting Policies (continued):

j.	Intangible assets, net (continued):

Amortizations are calculated at equal annual rates over the period of the assets’ useful lives and are as follows:

%
Technology	33

k.	Taxes on income

Taxes on income in profit or loss include current taxes and deferred taxes. Tax results in respect of current or deferred taxes are recognized in profit or loss, except if they relate to items that are recognized in other comprehensive income or in equity. In these cases, the tax effect is also recorded to the related item in other comprehensive income or in equity.

1. Current taxes

The liability for current taxes is determined using the tax rates and tax laws that were enacted or whose legislation was substantively enacted by the reporting date, as well as the required adjustments regarding the tax liability for previous years.

The Group companies did not recognize current taxes in their books in light of the accumulated losses.

2. Deferred taxes

The Group companies did not recognize deferred taxes in their books (due to losses accumulated in the companies and additional timing differences) as they do not anticipate that they will be utilized in the foreseeable future.

l.	Share-based payment

Employees and other service providers of the Group are entitled, among other things, to benefits by way of share-based payments in exchange for the services they have provided. These transactions include transactions with employees that will be settled with the Company’s equity instruments, such as shares or stock options. In the case of share-based payment transactions with employees that are settled in equity instruments, the value of the benefit is measured at the time of granting with reference to the fair value of the equity instruments granted. The benefit value of share-based payment transactions is recognized in profit or loss against a capital reserve over the vesting period based on the best estimate obtainable of the number of equity instruments predicted to mature. When changes are made to a share-based payment plan, the Group recognizes the effects of changes that increase the total fair value of the plan during the remaining vesting period.

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 2:	Significant Accounting Policies (continued):

m.	Profit (loss) per share

The earnings (loss) per share are calculated by dividing the total profit (loss) attributed to the Company’s shareholders by the weighted average number of ordinary shares that exist during the period. The basic earnings (loss) per share only include shares that actually exist during the period. Potential ordinary shares (convertible securities such as convertible bonds, option warrants and employee options) are only included in the calculation of diluted earnings per share to the extent that their effect dilutes the earnings (loss) per share since their conversion reduces the earnings per share or increases the loss per share. In addition, potential ordinary shares converted during the period are included in the diluted earnings per share only up to the date of conversion, and from that date they are included in the basic earnings (loss) per share.

The basic and diluted loss is calculated as follows:

	For the Six-Month Period ended June 30		For the Year ended December 31
	2020	2019	2019
	Unaudited
Comprehensive loss (USD in thousands)	(4,471)	(4,165)	(7,805)

Weighted average number of shares in the period	7,151,919	7,067,290	7,096,266

Net loss per share, basic and diluted (in USD)	(0.63)	(0.59)	(1.10)

n.	Contingent liabilities

The Group is involved in commercial, governmental and other legal proceedings that arise from time to time. The Group recognizes provisions in the financial statements for these procedures when there is an obligation (legal or constructive) as a result of past events, it is expected that a negative flow of resources including economic benefits will be required to settle it and a reliable estimate can be made of the obligation amount. The amount recognized as a provision is the best estimate of the expense required to settle the obligation existing on the balance sheet date. When the effect of the time value is material, the amount of the provision will be measured as the present value of the expenses required to settle the obligation.

o.	Leases

On the commencement date of the lease, in the Statement of Financial Position the Company recognized a right-of-use asset and a lease liability in respect of all leases, subject to the following:

The Group has chosen not to recognize right-of-use assets and lease liabilities in respect of leases that do not exceed 12 months. The Group has chosen not to recognize right-of-use assets and liabilities in which the underlying asset is of low value at the beginning of its life.

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 2:	Significant Accounting Policies (continued):

o.	Leases (continued):

The Group has determined the lease period as the period in which the lease is not revocable, also considering the periods covered by options to extend or cancel the lease period, when it is reasonable certain that it will or will not exercise the option.

In subsequent periods, the Group reassesses whether it is reasonably certain to exercise or not to exercise the option in the event of a significant event or change in circumstances, which is under the Group’s control and which affects the original decision made.

On the commencement date of the lease, the Group measured the lease liability at the present value of the lease payments that are not paid on that date, discounted at the interest rate inherent in the lease, unless this rate cannot be easily determined, and then it measured according to the incremental interest rate of the Group on that date. Lease payments that are not made on the commencement date of the lease include fixed payments (including essentially fixed payments) less any lease incentives that the Group is entitled to receive; variable lease payments that depend on the index or exchange rate, using the existing index or exchange rate on the commencement date of the lease; and fines for cancellation of the lease, if the lease period reflects the exercise of an option to cancel the lease by the lessee.

A right-of-use asset is measured on the commencement date of the lease at cost, consisting of the initial measurement amount of the lease liability, plus any lease payments made on or before that date, any initial direct costs incurred and the estimated cost of dismantling and vacating the underlying asset, restoring the site where the underlying asset is located or returning the underlying asset to the condition required under the terms of the lease.

Subsequent to the commencement date of the lease, the lease liability was measured by increasing the book value to reflect interest on the lease liability, decreasing the book value to reflect the lease payments made, adjustments for remeasurement of the lease liability, lease changes that are not treated as a separate lease, as well as adjustments that are intended to reflect fixed lease payments are essentially updated.

Subsequent to the commencement date of the lease, the Group measured the right-of-use asset at its cost, less amortization and any accumulated impairment losses, including adjustment for any remeasurement of the lease liability as stated above.

The Group depreciates the right-of-use asset over the shorter period between the lease period and the useful life of the right-of-use asset, except for leases that transfer ownership of the underlying asset to the Company until the end of the lease period, or leases where the cost of the right-of-use asset reflects an exercise of a purchase option from the commencement date of the lease, when depreciating the right-of-use asset, the Group has applied the depreciation requirements in respect of fixed assets by the Group. In these cases the Group depreciates the right-of-use asset from the commencement date of the lease until the end of the useful life of the underlying asset.

In the statement of financial position, right-of-use assets, current lease liabilities and non-current lease liabilities were presented separately. In the Statement of Profit or Loss and Other Comprehensive Income, the Group presented depreciation expenses for the right-of-use assets separately from interest expenses in respect of the lease liability. In the Statement of Cash flows, payments in respect of the principal portion of the lease liability were classified as financing activities and payments in respect of the interest portion of the lease liability were classified as operating activities. Short-term lease payments, payments for leases of low-value assets and variable lease payments that were not included in the measurement of the lease liability were classified as operating activities.

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 2:	Significant Accounting Policies (continued):

o.	Leases (continued):

As of January 1, 2018, for all leases in which the Group is a lessee, the Group has applied IFRS 16. The Group has chosen to measure the right-of-use assets according to an amount equal to the lease liability on that date, adjusted for the amount of any lease payments made in advance or accumulated relating to the lease, that were recognized in the Statement of Financial position immediately prior to that date. Accordingly, there was not an effect on retained earnings.

Note 3:	Reconciliation between Reporting according to Generally Accepted Accounting Principles in the United States and Reporting according to IFRS:

In accordance with International Financial Reporting Standard 1 (“IFRS 1”), a note should be included with an adjustment for equity reported in accordance with generally accepted accounting principles in the United States and the amount which would have been presented if the financial statements had been prepared in accordance with IFRS. The following is an adjustment note showing the effects of the application of IFRS on the items in the Consolidated Statement of Financial Position and the Company’s equity as of December 31, 2019, June 30, 2019 and January 1, 2018 and on the Company’s Consolidated statements of Profit or Loss for the year ended December 31, 2019 and for the 6-month period ended June 30, 2019.

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 3:	Reconciliation between Reporting according to Generally Accepted Accounting Principles in the United States and Reporting according to IFRS (continued):

Adjustments to equity as of January 1, 2018 (date of transition to IFRS), following the transition to reporting according to IFRS:

		Generally Accepted Accounting Principles in the United States	Effect of the Transition to IFRS Reporting	IFRS
		Audited
		USD in thousands
Current assets

Cash and cash equivalents		1,944		1,944
Customers		1,975		1,975
Inventory		50		50
Other receivables	b.	2,351	(26)	2,325
Income tax receivable		162		162
Restricted deposit for put option		12,143		12,143

Total current assets		18,625	(26)	18,599

Non-current assets

Property and equipment, net		1,388		1,388
Right-of-use asset	b.	-	477	477

Total non-current assets		1,388	477	1,865

Total assets		20,013	451	20,464

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 3:	Reconciliation between Reporting according to Generally Accepted Accounting Principles in the United States and Reporting according to IFRS (continued):

Adjustments to equity as of January 1, 2018, following the transition to reporting according to IFRS (continued):

		Generally Accepted Accounting Principles in the United States	Effect of the Transition to IFRS Reporting	IFRS
		Audited
		USD in thousands
Current liabilities

Accrued payroll and other compensation related accruals		135		135
Trade payables, accrued expenses and other accounts payable		4,056		4,056
Liability in respect of a Put option		12,143		12,143
Accrued expenses and accounts payable with respect to projects		2,541		2,541
Progress payments in excess of accumulated costs with respect to projects		306		306
Lease liability	b.	-	154	154

Total current liabilities		19,181	154	19,335

Non-current liabilities

Accrued severance pay		241		241
Lease liability	b.	-	297	297

Total non-current liabilities		241	297	5385

Total liabilities		19,422	451	19,873

Equity

Ordinary Shares		3		3
Additional Paid-in Capital		18,560		18,560
Accumulated deficit		(17,972)		(17,972)

Total shareholders’ equity		591		591

Total liabilities and shareholders’ equity		20,013	451	20,464

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 3:	Reconciliation between Reporting according to Generally Accepted Accounting Principles in the United States and Reporting according to IFRS (continued):

Adjustments to equity as of December 31, 2019, following the transition to reporting according to IFRS

		Generally Accepted Accounting Principles in the United States	Effect of the Transition to IFRS Reporting	IFRS
		Audited
		USD in thousands
Current assets

Cash and cash equivalents		433		433
Restricted deposit for put option		12,460		12,460
Customers		1,950		1,950
Other receivables		79		79

Total current assets		14,922		14,922

Non-current assets

Restricted deposit		680		680
Property and equipment, net		599		599
Intangible assets, net		698		698
Right-of-use assets	b.	316	(29)	287

Total non-current assets		2,293	(29)	2,264

Total assets		17,215	(29)	17,186

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 3:	Reconciliation between Reporting according to Generally Accepted Accounting Principles in the United States and Reporting according to IFRS (continued):

Adjustments to equity as of December 31, 2019, following the transition to reporting according to IFRS (continued):

		Generally Accepted Accounting Principles in the United States	Effect of the Transition to IFRS Reporting	IFRS
		Audited
		USD in thousands
Current liabilities

Accrued payroll and other compensation related accruals		433		433
Trade payables, accrued expenses and other accounts payable		2,978		2,978
Related parties		197		197
Liability in respect of a Put option		12,460		12,460
Accrued expenses and accounts payable with respect to projects		2,280		2,280
Progress payments in excess of accumulated costs with respect to projects		1,352		1,352
Lease liabilities		138		138

Total current liabilities		19,838		19,838

Non-current liabilities

Accrued severance pay		63		63
Lease liabilities		179		179

Total non-current liabilities		242		242

Total liabilities		20,080		20,080

Capital deficit

Ordinary Shares		8		8
Additional Paid-in Capital	a.	33,025	111	33,136
Accumulated deficit	a., b.	(35,898)	(140)	(36,038)

Total capital deficit		(2,865)	(29)	(2,894)

Total liabilities and capital deficit		17,215	(29)	17,186

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 3:	Reconciliation between Reporting according to Generally Accepted Accounting Principles in the United States and Reporting according to IFRS (continued):

Adjustments following the transition to reporting according to IFRS in the Company’s Consolidated Statement of Profit and Loss for the Year ended December 31, 2019:

		Generally Accepted Accounting Principles in the United States	Effect of the Transition to IFRS Reporting	IFRS
		Audited
		USD in thousands
Revenues		1,885		1,885

Cost of sales and services	a., b.	3,117	13	3,130

Gross loss		(1,232)	(13)	(1,245)

Sales and marketing expenses	a., b.	1,535	(27)	1,
General and administrative expenses	a., b.	4,818	1	4,819

Operating loss		(7,585)	13	(7,572)

Financing expenses	b.	152	81	233

Net and comprehensive loss		(7,737)	(68)	(7,805)

Net loss per share, basic and diluted (in USD)		(1.09)	(0.01)	(1.10)

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 3:	Reconciliation between Reporting according to Generally Accepted Accounting Principles in the United States and Reporting according to IFRS (continued):

Adjustments to equity as of June 30, 2019, following the transition to reporting according to IFRS:

		Generally Accepted Accounting Principles in the United States	Effect of the Transition to IFRS Reporting	IFRS
		Unaudited
		USD in thousands
Current assets

Cash and cash equivalents		4,051		4,051
Pledged deposit		130		130
Restricted deposit for put option		12,420		12,420
Customers		1,950		1,950
Other receivables		319		319

Total current assets		18,870		18,870

Non-current assets

Property and equipment, net		810		810
Intangible assets, net		869		869
Right-of-use assets	b.	363	(16)	347

Total non-current assets		2,042	(16)	2,026

Total assets		20,912	(16)	20,896

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 3:	Reconciliation between Reporting according to Generally Accepted Accounting Principles in the United States and Reporting according to IFRS (continued):

Adjustments to equity as of June 30, 2019, following the transition to reporting according to IFRS (continued):

		Generally Accepted Accounting Principles in the United States	Effect of the Transition to IFRS Reporting	IFRS
		Unaudited
		USD in thousands
Current liabilities

Accrued payroll and other compensation related accruals		285		285
Trade payables, accrued expenses and other accounts payable		3,297		3,297
Related parties		-		-
Liability in respect of a Put option		12,420		12,420
Accrued expenses and accounts payable with respect to projects		2,257		2,257
Progress payments in excess of accumulated costs with respect to projects		1,551		1,551
Lease liabilities		68		68

Total current liabilities		19,878		19,878

Non-current liabilities

Accrued severance pay		196		196
Lease liabilities		278		278

Total non-current liabilities		474		474

Total liabilities		20,352		20,352

Equity

Ordinary Shares		8		8
Additional Paid-in Capital	a.	32,863	71	32,934
Accumulated deficit		(32,311)	(87)	(32,398)

Total shareholders’ equity		560	(16)	544

Total liabilities and shareholders’ equity		20,912	(16)	20,896

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 3:	Reconciliation between Reporting according to Generally Accepted Accounting Principles in the United States and Reporting according to IFRS (continued):

Adjustments following the transition to reporting according to IFRS in the Company’s Consolidated Statement of Profit and Loss for the Period ended June 30, 2019:

		Generally Accepted Accounting Principles in the United States	Effect of the Transition to IFRS Reporting	IFRS
		Unaudited
		USD in thousands
Revenues		855		855

Cost of sales and services	a., b.	1,619	5	1,624

Gross loss	a., b.	(764)	(5)	(769)

Sales and marketing expenses		799	(30)	769
General and administrative expenses	a., b.	2,498	(1)	2,497

Operating loss		4,061	26	(4,035)

Financing expenses	b.	89	41	130

Net and comprehensive loss		(4,150)	(15)	(4,165)

Net loss per share, basic and diluted (in USD)		(0.59)		(0.59)

a.	Share-based payment

According to generally accepted accounting standards in the United States, when a grant vests in separate tranches, the expense recognition for all tranches can be recognized evenly throughout the vesting period. According to IFRS, each tranche must be treated as a separate grant and the expense is recognized throughout the vesting period of each tranche separately.

In accordance with the above, as of June 30, 2019, the balance of the Additional Paid-in Capital was reduced by approx. USD 71 thousand against an increase of approx.USD 72 thousand, USD 14 thousand and approx. USD 7 thousand in the accumulated deficit, cost of sales and services and administrative and general expenses, respectively, and a decrease of approx. USD 22 thousand in sales and marketing expenses. As of December 31, 2019, the balance of the Additional Paid-in Capital increased by approx. USD 111 thousand against an increase of approx. USD 72 thousand, USD 31 thousand and approx. USD 18 thousand in the accumulated deficit cost of sales and services and administrative and general expenses, respectively, and a decrease of approx. USD 10 thousand in and in sales and marketing expenses, respectively.

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 3:	Reconciliation between Reporting according to Generally Accepted Accounting Principles in the United States and Reporting according to IFRS (continued):

b.	Operating lease

According to generally accepted accounting principles in the United States, the expenses in respect of the lease are fixed rental expenses consisting of financing expenses in respect of the lease in accordance with the repayment schedule of the liability and depreciation expenses calculated as residual. The decrease in the right-of-use asset in each period is the amount of the residual calculated. According to IFRS, the expenses in respect of the lease consist of financing expenses in respect of the lease and depreciation expenses in respect of the right-of-use asset, which is depreciated in a straight line throughout the lease period.

In accordance with the above, on January 1, 2018, a right-of-use asset, a short-term lease liability and a long-term lease liability in the amount of approx. USD 477 thousand, USD 154 thousand and approx. USD 297 thousand, respectively, were recognized for the first time, and there was a decrease of approx. USD 26 thousand in the balance of other receivables. As of June 30, 2019, there was a decrease of approx. USD 16 thousand in the right-of-use asset, as well as a decrease of approx. USD 9 thousand, approx. USD 8 thousand and approx. USD 8 thousand in the cost of sales and services, sales and marketing expenses and administrative and general expenses, respectively, and financing expenses of approx. USD 41 thousand were recognized. As of December 31, 2019, there was a decrease of approx. USD 29 thousand in the right-of-use asset, as well as a decrease of approx. USD 18 thousand, approx. USD 17 thousand and approx. USD 17 thousand in the cost of sales and services, sales and marketing expenses and administrative and general expenses, respectively, and financing expenses of approx. USD 81 thousand were recognized.

Note 4:	Restricted Deposit for Put Option and Liability for Put Option

On November 13, 2017, an update to the put option agreement was signed, this update postponed the option maturity date so that the option can be exercised from January 1, 2019 to March 1, 2021. The significant shareholders have undertaken not to exercise the option until March 1, 2021. In addition, as part of the Bifurcated Settlement Agreement with the SEC, the Company stated that it, its officers and other parties on its behalf will not approve the exercise of the put options until the SEC has made a final decision on the matter. For additional information, see Note 8.a.8. On September 15, 2019, the deposit was frozen by the Israel Police (“IP”) as part of the investigation, subject to a gag order that the Company reported on September 16, 2019.

Note 5:	Restricted Deposit

The restricted deposit presented as part of the non-current assets as of June 30, 2020, is restricted in an account controlled by the IP pursuant to the investigation that is subject to a gag order, as reported by the Group on September 16,2019. This amount of NIS 850 thousand (approximately USD 245 thousand based on the exchange rate of USD 1.00 / NIS 3.466 as of June 30, 2020) represents the remaining amount in the account controlled by the IP as of June 30, 2020 after the IP allowed the Group to withdraw an amount of NIS 4.5 million (approximately USD 1.3 million based on the exchange rate of USD 1.00 / NIS 3.466 as of June 30, 2020) from the account, in order to continue the Group’s operations. During July 2020, the IP allowed the Group to withdraw the remaining funds from the restricted account under its control as of June 30, 2020, for the same purpose as the previous one. The total of the withdrawals aggregate to a total of NIS 5.35 million (approximately USD 1.5 million based on the exchange rate of USD 1.00 / NIS 3.466 as of June 30, 2020) and should be returned to the IP in four monthly instalments (the first one in the amount of NIS 1.5 million and three following payments in the amount of NIS 1.0 million each, approximately $577 thousand and $389 thousand, respectively based on the exchange rate of USD 1.00 / NIS 3.466 as of June 30, 2020) commencing once an anticipated first payment from one of the Groups customers is made. On March 1, 2020 in order to secure both withdrawals ACSI and ASM granted the IP a lien on one of ACSI’ outstanding accounts receivable balance aggregated to USD 1,950 thousand as of the date of the lien. As of the date of this report, the Group has collected only a partial amount of the anticipated first payment and has not repaid any of the outstanding withdrawals to the IP.

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 6:	Related Parties:

Employment agreements and remuneration of related parties

1.

The Group has entered into employment agreements with each of its two significant shareholders, Mr. Anatoly Hurgin, CEO and Chairman of the Board of Directors, and Alexander Aurovsky, Chief VP Technology and Member of the Board of Directors. Each of the employment agreements will remain in effect, unless it will be cancelled as described below. According to the employment agreements, the gross monthly salary of the executives will be NIS 120 thousand (approx. USD 34 thousand based on the exchange rate of USD 1.00 / NIS 3.466 as of June 30, 2020) starting January 1, 2016; however, each of the managers have agreed to a temporary 50% reduction in their salaries, from May 2017 to December 2018. Each of the managers is also entitled to social benefits in accordance with what is described in their employment agreements.

In addition, the entire employment agreement stipulates that the manager may receive an annual performance bonus of up to NIS 360 thousand (approx. USD 104 thousand based on the exchange rate of USD 1.00 / NIS 3.466 as of June 30, 2020) based on annual performance targets agreed by the Group and the manager. These performance targets were not achieved for the years ended December 31, 2018 and 2017, so no bonus was recorded or paid. This bonus outline was in effect until December 31, 2018, when as of January 1, 2019, each of the two directors will be entitled to a grant, subject to the approval of the Company’s Board of Directors, in an amount equal to the higher between: (1) 2% of the Company’s consolidated gross profit, or (2) 4% of the Company’s consolidated EBITDA, in each of the two options, based on the Company’s Annual Consolidated Financial Statement. In the event that the Company recognizes a loss and negative EBITDA in a specific year, to the extent that the manager is entitled to a bonus equal to 2% of gross profit, this bonus will be paid (as relevant) through the issue of ordinary shares. The agreed performance targets were not achieved for the year ended December 31, 2019 nor for the 6-month period ended June 30, 2020 and therefore no bonus was recorded or paid.

Each of the managers or the Group may terminate the engagement between them by prior written notice to the other party with 120 days’ notice, in which case, the manager is entitled to receive remuneration and benefits during such 120 days and for a period of eight months thereafter. The manager will be allowed to start a new job after the end of the eight-month period. In addition, the Group, in a decision of the Company’s Board of Directors, may terminate the engagement at any time by written notice if there is a reason as defined in their employment agreements.

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 6:	Related Parties (continued):

2.	The shareholders’ salaries starting September 2019 until the date of this report were not paid by the Company due to financial difficulties. The net amount to be paid to the significant shareholders and the balance of ancillary expenses in respect of wages were recorded in the Condensed Consolidated Balance Sheet as of June 30, 2020 in the item “related parties” and the item “accrued payroll and other compensation related accruals”, respectively.

3.	On April 17, 2019, the Company issued 350,000 restricted shares to each of the two significant shareholders. For additional information, see Note 7.c.2.

4.	On August 6, 2019, the Company’s Board of Directors approved the indemnification of the significant shareholders in a total amount of up to USD 250 thousand. On November 13, 2019, Mr. Hurgin paid in advance, through a wholly owned company, the amount of USD 100 thousand for legal expenses in respect of the application to dismiss the SEC’s civil complaint against the significant shareholders. Since the Company’s Board of Directors has approved indemnification in respect of this expense in the amount of up to USD 250 thousand, the amount paid by Mr. Hurgin is recorded in the “related parties” item as part of the Consolidated Balance Sheet as of December 31, 2019 and June 30, 2020.

Note 7:	Ordinary Shares, Preferred stock, Option Warrants, Options, and Restricted Shares:

a.	Ordinary shares:

The share capital as of June 30, 2020 and December 31, 2019 consists of ordinary shares with a par value of USD 0.001 and preferred shares with a par value of USD 0.0001, as follows:

	June 30, 2020		December 31, 2019
	Number of Shares		Number of Shares
	Listed	Issued and Paid-up	Listed	Issued and Paid-up
Ordinary shares, USD 0.001 par value	100,000,000	7,972,394	100,000,000	7,989,061
Preferred shares, USD 0.0001 par value	5,000,000	-	5,000,000	-

b.	Option warrants:

1.	On January 10, 2019, the Company issued option warrants for the purchase of 452,852 ordinary shares in connection with the conversion agreement with the significant shareholders; these option warrants were classified as part of the Company’s capital due to the nature of their rights.

2.	On January 15, 2019, the Company issued option warrants for the purchase of 300,000 ordinary shares in connection with the acquisition of the full share capital of Telcostar; these option warrants were classified as part of the Company’s capital due to the nature of their rights. For additional information, see Note 1.f.1.

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 7:	Ordinary Shares, Preferred stock, Option Warrants, Options, and Restricted Shares (continued):

c.	Restricted ordinary shares:

1.	On December 24, 2018, the Company issued 150,000 restricted ordinary shares to certain employees in the Group (the share price on the issuance date was USD 1.59). The restricted ordinary shares vest in three equal tranches: on January 17, 2019, January 17, 2020 and January 17, 2021, subject to the employees’ continued employment with the Group until the relevant maturity date. In a “Change of Control”, as defined in the Company’s Capital Initiative Program from 2015, the restricted ordinary shares will mature immediately prior to such a change of control, subject to the employees’ continued employment with the Group until the date of such change of control. The Company dismissed two of those employees, one in May 2019 and the other in March 2020. The portion of the grant that did not mature as of the date of dismissal for those employees was 50,000 restricted ordinary shares and 16,667 restricted ordinary shares, respectively.

2.	On April 17, 2019, the Company issued 350,000 restricted ordinary shares to each of the two significant shareholders. (the share price as of February 17, 2019, the date on which the Board of Directors approved the issuance, was USD 1.91). The restricted ordinary shares vest in three equal tranches: on January 13, 2022, January 13, 2023 and January 13, 2024, subject to the continued employment with the Group until the relevant maturity date. In a “Change of Control”, as defined in the Company’s Capital Initiative Program from 2015, the restricted ordinary shares will mature immediately prior to such a change of control, subject to the continued employment with the Group until the date of such change of control.

d.	Options:

1.	On December 24, 2018, the Company granted 25,000 options to purchase 25,000 ordinary shares at an exercise price of USD 0.001 per share to one of the Group’s service providers. The options vest in three equal tranches: January 17, 2019, January 17, 2020 and January 17, 2021, subject to the service provider continuing to provide services to the Group until the relevant maturity date. In a “change of control” as defined in the long-term capital incentive plan from 2015, the options will mature immediately before such a change of control, subject to the continued provision of service by the service provider in the Group.

2.	On February 17, 2019, the Company’s Board of Directors decided to increase the number of shares authorized for issue under the Long Term Capital Incentive Plan for 2015 by an additional 1,668,887 shares.

Note 8:	Contingent Liabilities and Engagements:

a.	Legal proceedings

1.	Labor law claim in the Regional Labor Court in Tel Aviv:

In October 2020, a former officer in the Company, filed a claim in the Tel Aviv Regional Labor Court against the Company, ACSI, ASM and Anatoly Hurgin in the total amount of NIS 3.3 million (approx. USD 952 thousand based on the exchange rate of USD 1.00 / NIS 3.466 as of June 30, 2020). The requested remedies for the claim are, inter alia, as follows: severance pay, compensation due to wrongful dismissal, annual bonus payment, annual vacation payment, pension contributions, compensation for overtime and expenses reimbursement.

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 8:	Contingent Liabilities and Engagements (continued):

a.	Legal proceedings (continued)

1.	Labor law claim in the Regional Labor Court in Tel Aviv (continued):

The Company and the other defendants must submit their statement of defense to the Labor Court by December 29, 2020. In addition, the Company intends to file in parallel with the filing of the defense brief, a lawsuit against the former officer, in light of new facts and details that were revealed to her after the termination of his employment. A pre-trial hearing has not yet been scheduled and at this preliminary stage, it is not possible to assess the chances of the claim and / or the counterclaim and therefore the Company did not record any provision with respect to this claim.

2.	Claim for violations of Florida state USA, securities laws, fraud and negligence offenses:

On December 13, 2016, a lawsuit was filed in a court in Florida, USA, inter alia against the Company and a former director of the Company. The lawsuit includes allegations of violations of Florida state securities laws, fraud and negligence offenses. Following the filing of amended claims by the plaintiff, the Company petitioned for dismissal of the claim, which was partially dismissed on May 21, 2020 by the court.

The Company intends to continue to defend itself resolutely in this proceeding. given that the procedures are not yet complete, their end result cannot be predicted. However, ACSI recorded a provision in its books on December 31, 2019 in the amount of USD 200 thousand for this claim together with the claim detailed in section a.3. below. No change has been made in this provision up to the date of this report.

3.	Claim for misrepresentations and omissions in Florida state, USA:

On January 19, 2018, another lawsuit was filed in a court in Florida, USA, inter alia against the Company and a former director of the Company, alleging that the defendants, through misrepresentations and omissions, caused the plaintiff, to invest in the Company shares and therefore, he suffered losses of more than USD 1.6 million.

The Company has petitioned for dismissal of the lawsuit and intends to continue to defend itself resolutely in this proceeding. Because the procedures are not yet complete, their end result cannot be predicted. However, ACSI recorded a provision in its books on December 31, 2019 in the amount of USD 200 thousand for this claim together with the Potash claim detailed in section a.2. above. No change has been made in this provision up to the date of this report.

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 8:	Contingent Liabilities and Engagements (continued):

a.	Legal proceedings (continued):

4.	Claim for patent infringement in the Lod District Court, Israel :

On November 12, 2015, a lawsuit was filed by a third party (“Patent Owner”) against ACSI and the significant shareholders, for breach of patents, breach of a confidentiality agreement and unjust enrichment, in the Tel Aviv District Court. The amount sought in the lawsuit is NIS 5.0 million (approx. USD 1.4 million based on the exchange rate of USD 1.00 / NIS 3.466 as of June 30, 2020) and a demand that ACSI stop manufacturing, selling and marketing the allegedly infringing products. On May 23, 2016, ASM and Ability Limited, a company wholly owned by Anatoly Hurgin, were also added as defendants in the proceedings. On October 9, 2016, the court adjourned the proceedings in the lawsuit until a decision was made by the Deputy Registrar of Patents regarding another third party request to revoke the patent in dispute. On August 23, 2017, the Deputy Registrar of Patents dismissed the application and the proceedings continued. On May 30, 2018, the Company and the other defendants filed a petition for dismissing the case in limine, which was later denied. After a few unsuccessful attempts to reach an agreement through a mediator, and after several repeated petitions regarding the transfer of the burden of proof between the parties and disagreement regarding the findings of an expert in deciphering codes relating to patent infringement. A court hearing was held on May 11, 2020 in which it was determined that the defendants must approve the expert on behalf of the plaintiffs to examine the source of the allegedly infringing codes and the defendants must bear court expenses in the amount of NIS 12 thousand (approx. USD 3 thousand based on the exchange rate of USD 1.00 / NIS 3.466 as of June 30, 2020). The defendants filed a motion appeal the Court’s decision of May 11, 2020, which was denied. Pursuant to the decision, the company voluntarily approached three suppliers, requesting a copy of the source codes in dispute. The court rejected the company’s decision to keep the name of the third supplier secret. This decision was overturned by a Supreme Court decision on September 10, 2020. The plaintiffs did not file a request to disclose the name of the third supplier. The case is set for the submission of evidence on behalf of the company (the defendants) until April 30, 2020. A hearing in the case is scheduled for July 12, 2021. The Company did not record a provision in its books in respect of this claim.

In addition, after the Deputy Registrar of Patents decided to reject the request filed by a third party, on August 23, 2017, the patent owner, filed a request to amend the patent specification. On March 15, 2018, ACSI filed a request to amend the patent specification for various reasons. On February 20, 2019, the Deputy Registrar of Patents decided to dismiss the objections of ACSI and charge ACSI with expenses in the amount of NIS 33 thousand (approx. USD 10 thousand based on the exchange rate of USD 1.00 / NIS 3.466 as of June 30, 2020). On March 19, 2019, ACSI filed an appeal against the decision of the Deputy Patent Registrar and a hearing was scheduled for April 21, 2020, which was postponed following the outbreak of the Corona virus on December 3, 2020.

5.	Class action regarding securities (Re. Ability, Inc. Securities Litigation:

In 2016, a class action lawsuit was filed against the Company, Anatoly Hurgin, a former officer in the Company a former director in the Company and the Company’s independent auditors, BDO Ziv Haft, in a court in the Southern District of New York in the USA. The lawsuit includes allegations of breach of US securities laws (Exchange Act of 1934) by some of the shareholders. Among other things, it was alleged that the Company presented incorrect statements and materially inflated its revenue data, and that it did not publish a disclosure regarding significant weaknesses in the Company’s internal control. On July 25, 2016, another class action lawsuit was filed in a New York court against which included the same allegations, adding that the Company presented incorrect and misleading financial statements that were not prepared in accordance with generally accepted accounting principles and that the financial presentation did not properly reflect the Company’s operations.

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 8:	Contingent Liabilities and Engagements (continued):

a.	Legal proceedings (continued)

5.	Class action regarding securities (Re. Ability, Inc. Securities Litigation (continued):

After these two lawsuits were consolidated into one lawsuit, the parties reached a settlement agreement subject to court approval. The agreement provided for a total payment of USD 3.0 million by the Company in exchange for the cancellation of all claims against the Company and anyone on its behalf mentioned in the claims. Of the total amount, an amount of USD 250 thousand was paid by the Company and the balance was paid from the Company’s insurance funds. On September 14, 2018, the court approved the agreement and all claims against the Company were dropped. As part of the agreement, the Company signed a Discharge Agreement with the insurance company, in which it released the insurance company from liability in relation to legal proceedings in the United States (except for the class action proceeding set forth in clause 9 below) for the amount of USD 5.0 million, half of which will be used for payment of the settlement agreement in the class actions, and the rest to cover legal expenses. This means that the Company will not be entitled to additional insurance funds for future claims against the Company in the United States.

6.	Claim against the Company’s insurance agency and insurance company in the Tel Aviv District Court, Israel:

On September 10, 2019, a former director of the Company, filed a lawsuit against Guest Krieger Limited and the XL SE Insurance Company in the Tel Aviv District Court. In the lawsuit,the former director asked the court to order the insurance company to reimburse him for expenses for legal proceedings in the United States and in Israel, in accordance with an insurance policy for the Company’s directors and officers, in the amount of NIS 13.0 million (approx. USD 3.8 million based on the exchange rate of USD 1.00 / NIS 3.466 as of June 30, 2020). According to the Discharge Agreement that the Company signed with the insurance company, the Company will indemnify the insurance company for all the payments that the court will impose on the insurance company in the proceedings, as well as for reasonable legal expenses and the insurance company’s attorneys’ fees. After the mediation attempt failed, a pre-trial took place on June 11, 2020 and the court ordered the parties to file affidavits by October 14 for the former director and December 14, 2020 for the Company. Another hearing is scheduled for January 11, 2021. former director and the insurance company are considering appointing a mediator in an attempt to settle the dispute out of court. The Company agreed to participate in such mediation.

7.	Investigation by the Israeli Ministry of Defense:

On March 17, 2019, the Israeli Ministry of Defense ordered the suspension of ASM’s license, according to the Defense Export Control Law, 2007 (the “Supervision Law”). In addition, on March 20, 2019, the Ministry of Defense decided to suspend the licenses issued for ASM and ACSI, according to the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Items), 1974 (“the Supervision Order”). Following a hearing by the Ministry of Defense on suspicion of violations of the law and the supervisory order, the National Unit for the Investigation of Serious and International Crime, in a joint investigation team with the Israel Police and tax authorities, began investigations of subsidiaries and significant shareholders on suspicion of fraud and money laundering, in which arrests and searches were carried out. Additional information is subject to a gag order.

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 8:	Contingent Liabilities and Engagements (continued):

a.	Legal proceedings (continued)

8.	US Securities and Exchange Commission v. Hurgin, Aurovsky ACSI and the Company.:

On July 3, 2018, the US Securities and Exchange Commission (SEC) notified the Company, ACSI and its significant shareholders at that time of an investigation being conducted against them regarding the merger transaction with Cambridge and in connection with the Company’s financial and business information. Following an investigation by the SEC, a civil lawsuit was filed by the SEC against the Company, ACSI and the significant shareholders in a court in the Southern District of New York, USA for violations of US securities laws. On December 9, 2019 the Company and ACSI reached an agreement with the SEC under which the companies would agree to the ruling without acknowledging or denying what was attributed to them, called the Bifurcated Settlement Agreement, which stipulates that the amount of the fine or penalty will be determined in the future by the SEC. On December 10, 2019, the court approved the agreement. As of this date, the litigation in the case of Mr. Hurgin and Mr. Aurovsky is ongoing. As the results of the proceedings could not be predicted at this stage, The Company did not record any provision with respect to this litigation.

9.	Class action in Tel Aviv, Israel:

On May 3, 2016, a class action lawsuit was filed against the Company, Anatoly Hurgin, Alexander Aurovsky, a former director of the Company and the former CFO of Cambridge at the Tel Aviv District Court. The lawsuit alleges, among other things, that the Company misled the public in its reports regarding its financial position in connection with the Company’s listing on the Tel Aviv Stock Exchange on January 12, 2016. In addition, it was alleged that the directors violated their fiduciary duty towards the Company and the Company shareholders. On July 1, 2019, the parties, with the exception of the former CFO of Cambridge and the former director of the Company, signed a settlement agreement under which the defendants’ insurance company will transfer an amount of approx. NIS 1.3 million (approx. USD 375 thousand based on the exchange rate of USD 1.00 / NIS 3.466 as of June 30, 2020) to a trust account of the plaintiffs’ representatives. On August 27, 2019, the court approved the settlement agreement and ordered the publication of a notice to the public regarding the approval. On September 1, 2019, the notice of approval was issued to the public and the settlement agreement was implemented accordingly.

10.	“Summons with Notice” proceeding in the New York State, USA Supreme Court:

On June 22, 2018, the former CFO of Cambridge, filed a “Summons with Notice” proceeding against the Company in the New York State Supreme Court, alleging, among other things, that the Company violated a contract towards him and that he is entitled to indemnity, and he also demands compensation for damage caused him in the amount of at least USD 325,000. In November 2019, the Company signed a confidential agreement with the former CFO of Cambridge. In connection with another legal proceeding of the Company with the former CFO of Cambridge, he signed an agreement with the Company’s insurance company under which he would be paid USD 250 thousand from the insurance company in exchange for terminating the present legal proceedings against the Company, except for the indemnity claim for which the former CFO of Cambridge is entitled to file a limited indemnity claim up to USD 50 thousand, in accordance with the terms of the agreement.

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 8:	Contingent Liabilities and Engagements (continued):

b.	Agreement with Telcostar

On October 20, 2015, ACSI entered into an agreement with Telcostar, which provides services related to the communications activities of ACSI (hereinafter “the Services”) and has a license for a new communications solution that the Company seeks to implement (ULIN). In the contract between the parties it was agreed that Telcostar will grant ACSI exclusivity for a period of three years from the date of signing the contract to advertise, market, distribute and sell its products, directly to the Company’s customers throughout the world for half of the net revenue from these sales. As part of the terms of the contract, the Company undertook to sell such products in a minimum amount of USD 10.0 million per year (hereinafter: “the minimum sale amount”). If the Company does not meet the minimum sale amount, the Company must pay 15% of the balance of the sales amount in which it did not meet. The minimum amount that the Company is obligated to pay to Telcostar is USD 1.5 million (hereinafter: “the minimum payment amount”), even if it did not sell systems at all during the year. In addition, the contract stipulates that the Company will pay Telcostar a fixed monthly payment in the amount of USD 125 thousand on account of future payments in respect of the minimum payment amount. On August 7, 2018, the agreement was extended until January 31, 2019. In addition, as part of the renewal of the agreement, it was determined that the minimum payment amount to Telcostar will be EUR 30 thousand, instead of the payment of USD 125 thousand. On November 20, 2018, the Company entered into an agreement with a third party to purchase the entire shares of Telcostar. The acquisition was completed on January 15, 2019. Concurrently with the completion of the acquisition, the previous agreement with Telcostar was canceled and the company entered into a new agreement with a third party (hereinafter “the Supplier”), which provided Telcostar with communication services. In the contract between the parties, it was agreed that the supplier will provide the Company with the same services it provided to Telcostar until December 31, 2019, in exchange for payment on a cost + 10% basis. On October 1, 2019, a new contract was signed with the same terms with a related party of the supplier which will be in effect until December 31, 2020 and on December 8, 2020, the contract was renewed so that it will be valid until December 31, 2021.

Note 9:	Revenue classified by by Geographical Area:

	For the Six-Month Period ended June 30		For the Year ended December 31
	2020	2019	2019
	Unaudited
	USD in thousands
Asia	876	837	1,867
Israel	22	18	18

Total revenues	898	855	1,885

Ability Inc.

Notes to the Condensed Interim Financial Statements

Note 10:	General and Administrative Expenses:

	For the Six-Month Period ended June 30		For the Year ended December 31
	2020	2019	2019
	Unaudited
	USD in thousands
Legal expenses	367	1,554	2,752
Provision for doubtful debt *	1,950	-	-
Professional services	291	672	1,149
Wages and related expenses	285	351	631
Share-based payment	39	57	128
Cancellation of advances from a customer, net of related expenses	-	(511)	(511)
Miscellaneous	294	374	670

Total General and Administrative Expenses	3,226	2,497	4,819

*	The Group recorded a provision for a doubtful debt on the full debt of one of its customers in view of a number of reasons, including primarily the Corona crisis that has recently harmed the Group and led, among other things, to delays in the collection of this debt. It should be noted that despite the above, the Company is continuing to act to collect the balance of the debt.

Note 11:	Events Subsequent to the Balance Sheet Date:

a.	During July 2020, the police allowed the Group to withdraw the amount of approx. NIS 850 thousand (approx. USD 245 thousand based on the exchange rate of USD 1.00 / NIS 3.466 as of June 30, 2020), which represents the amount remaining in the account controlled by the police as of June 30, 2020. See Note 5 for additional information.

b.	In October 2020, a former officer in the Company, filed a claim in the Tel Aviv Regional Labor Court against the Company, ACSI, ASM and Anatoly Hurgin for a number of causes. For additional information, see Note 8.a.1.

Part D: Declarations regarding the Effectiveness of Internal Controls over the Financial Statements and Disclosure

Declaration of the CEO in accordance with Regulation 38C(d)(1) and the
Ninth Addendum to the Securities Regulations (Periodic and Immediate Reports), 1970

I, Anatoly Hurgin, declare that:

1.	I have reviewed the Interim Financial Statements and the Other Financial Information included in the Interim Financial Statements of Ability Inc. (hereinafter: “the Company”) as of June 30, 2020 (hereinafter: “the Statements” or the “Interim Statements”);

2.	To the best of my knowledge, the Reports do not contain any untrue representation of a material fact nor omit a material fact necessary so that the statements included therein, in light of the circumstances under which such representations were included, will not be misleading with respect to the period covered by the Reports.

3.	To the best of my knowledge, the interim financial statements and other financial information included in the report properly reflect, in all material aspects, the financial position, results of operations and cash flows of the Company as of the dates and for the periods presented in the reports.

4.	I revealed to the Company’s auditor and to the Company’s Board of Directors, any fraud, whether material or immaterial, in which the Chief Executive Officer or whoever is subject to him, directly is involved or other employees are involved who play a significant role in the internal control over the financial reporting and disclosure;

5.	The foregoing does not derogate from my responsibility or that of any other person according to the law.

December 24, 2020
Anatoly Hurgin – CEO

D-1

Declaration of the Most Senior Officer in the area of Finance in accordance with
Regulation 38C(d)(2) and the ninth addendum to the Securities Regulations
(Periodic and Immediate Reports), 1970

I, Evyatar Cohen, declare that:

1.	I have reviewed the Interim Financial Statements and the Other Financial Information included in the Interim Financial Statements of Ability Inc. (hereinafter: “the Company”) as of June 30, 2020 (hereinafter: “the Statements” or the “Interim Statements”);

2.	To the best of my knowledge, the financial statements and other financial information included on the Interim Report is free of any mis-representation of material fact and is not lacking any representation of material fact required for the representations made there in, under the circumstances in which they were made, to not be misleading in reference to the reporting period;

3.	To the best of my knowledge, the interim financial statements and other financial information included on the Interim Report properly reflect, in all material aspects, the financial standing, operating results and cash flows of the company as of the dates and for the periods to which the Report refers.

4.	I revealed to the corporation’s auditor and to the Board of Directors, any fraud, whether material or immaterial, in which the Chief Executive Officer or whoever is subject to him, directly is involved or other employees are involved who play a significant role in the internal control over the financial reporting and disclosure;

5.	The foregoing does not derogate from my responsibility or that of any other person according to the law.

December 24, 2020
Evyatar Cohen, CFO

D-2